

EXTENSITY INC. **ANNUAL REPORT** TWO THOUSAND ONE

EXTENSITY MILESTONES

Q1 1996 COMPANY IS FOUNDED

ANNOUNCES EXPENSE REPORTS, THE FIRST 100% JAVA, WEB-BASED OPERATIONAL COST MANAGEMENT APPLICATION FOR EXPENSE REPORT MANAGEMENT AUTOMATION

Q2 1998 ANNOUNCES TRAVEL PLANS, AN INTERNET APPLICATION THAT AUTOMATES THE ENTIRE TRAVEL PLANNING, BOOKING AND APPROVAL PROCESS

ANNOUNCES PURCHASE REQUISITIONS, AN INTERNET APPLICATION THAT AUTOMATES PURCHASING OF NON-PRODUCTION GOOD AND SERVICES

Q1 1999 BOB SPINNER NAMED CEO

Q2 1999 ANNOUNCES TIMESHEETS, AN INTERNET APPLICATION THAT ENABLES THE TIMELY AND ACCURATE CAPTURE OF BILLABLE TIME

Q1 2000 INITIAL PUBLIC OFFERING

ENTERS THE EUROPEAN MARKET WITH THE OPENING OF UK OFFICE

Q4 2000 FORMS RELATIONSHIP WITH CAP GEMINI ERNST & YOUNG TO EXPAND IMPLEMENTATION PARTNERSHIP NETWORK

Q1 2001 PARTNERS WITH EMPLAZA TO REACH SPAIN AND LATIN AMERICAN MARKETS

Q2 2001 FURTHER EXPANDS DISTRIBUTION CHANNEL BY PARTNERING WITH ELITE

Q4 2001 EXTENSITY LICENSES 1,000,000TH SEAT

2001 KEY CUSTOMER WINS

Q1 FLUOR, PROVIDIAN FINANCIAL, SONY ELECTRONICS, THE TJX COMPANIES

Q2 NOVADIGM, PERKIN ELMER, SC JOHNSON, HOLLAND & KNIGHT

Q3 ASTRA ZENECA, GLAXOSMITHKLINE, PERRIER

Q4 BEAR STEARNS & CO., INC., OWENS-ILLINOIS, CEMEX CENTRAL SA DE CV, BRITISH GAS INTERNATIONAL

CORPORATE PROFILE Extensity is a leading provider of Employee Relationship Management (ERM) solutions — ERM helps enterprises control costs and improve employee effectiveness, enabling every employee to have a positive impact on the bottom line. The Extensity ERM suite automates employee-based financial processes, including travel planning and expense reporting, billable and payroll time capture and procurement, in a single, consolidated solution that provides efficiency, control and effectiveness through analytics.

FINANCIAL SUMMARY

(in millions, except for per share data)	1999	2000	2001
ANNUAL REVENUES	$ 6.8	$ 24.9	$ 35.1
PRO FORMA LOSS PER SHARE - BASIC & DILUTED (1) (2)	(1.45)	(1.36)	(0.81)
CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS	24.3	79.6	46.3
WORKING CAPITAL	13.2	62.7	41.4

(1) AMOUNTS EXCLUDE RESTRUCTURING, IMPAIRMENT LOSS AND OTHER, AMORTIZATION OF NON-CASH STOCK BASED COMPENSATION AND IN-PROCESS RESEARCH AND DEVELOPMENT.

(2) ASSUMES THE CONVERSION OF ALL OUTSTANDING SHARES OF PREFERRED STOCK INTO COMMON STOCK.

ANNUAL REVENUES (IN MILLIONS)


$6.8
$24.9
$35.1
1999
2000
2001

LOSS PER SHARE


$(1.45)
$(1.36)
$(0.81)
1999
2000
2001

DEAR FELLOW SHAREHOLDERS 2001 was a very important year of progress for Extensity, despite a challenging economy. We continued to build on our success as a leader in the Employee Relationship Management (ERM) market, leveraging our strength in expense reporting to address the opportunities in procurement, time capture and travel management. At the same time, we realigned our operating and financial models to ensure our future success. We exited the year a strong company, positioned for long-term success.

Extensity's application suite automates important day-to-day financial processes including expense reporting, travel planning, project time capture and procurement. Automating these processes enables managers to set and enforce spending policies, standardize the approval process and review by exception. Furthermore, the applications provide critical data for analytical purposes, enabling managers to make more informed decisions, effect policy changes and better negotiate vendor contracts. We believe in the market opportunity for financial ERM solutions and have established a strong reputation with CFOs of global organizations. Helping our customers manage their workforce, improve productivity, control policy and reduce costs is the philosophy that has driven our business from day one.

Here are some highlights from our year:

CUSTOMER MOMENTUM Throughout 2001, we continued to assemble an impressive list of blue chip customers and closed the year with more than one million seats sold to our global customer base. We won important new customers including Allianz, Astra Zeneca, Bear Stearns, Fluor Technologies, IKEA, Perkin Elmer, Perrier, Providian and SC Johnson as they realized the value of Extensity's cost saving applications. In addition, we saw strong repeat business from existing customers such as A.T. Kearney, GlaxoSmithKline, JP Morgan Chase, Network Appliance, Ogilvy & Mather and Thomson Financial. We expanded our footprint in the marketplace, with approximately 80% of our customers fully deployed at the close of the year. Numerous customers completed deployments in excess of 10,000 seats, including Alltel, Cisco Systems and the Tribune Company, with a number of other large deployments scheduled for early 2002.



ROBERT A. SPINNER
PRESIDENT AND
CHIEF EXECUTIVE OFFICER
EXTENSITY, INC.

PRODUCT DEVELOPMENT 2001 also marked an important year in the enhancement of Extensity's suite of financial ERM applications. During the year, we significantly improved the ease of deployment, overall performance and scalability of the suite. While our customers had previously enjoyed the benefits of a feature rich and easy-to-use product, we enhanced many of these capabilities.

FINANCIAL MANAGEMENT For the 2001 fiscal year, we reported revenue of $35.1 million, a 41% increase over 2000. We reported a pro forma net loss of $19.3 million, or $0.81 per share, which compares favorably to a pro forma net loss of $30.2 million, or $1.36 per share, reported in 2000. Pro forma results exclude non-recurring charges that management believes are not reflective of the ongoing operations, such as restructuring and impairment charges and amortization of non-cash stock based compensation. One of our major challenges in 2001 was realigning our financial model to address the slowdown in the global economy. We acted quickly and decisively to align our business and cost structure with near term revenue opportunities. These actions allowed us to reduce quarterly operating losses from $7.5 million in the first quarter of 2001 to $2.3 million in the fourth quarter and to decrease quarterly cash burn from $7.7 million to $3.3 million for the same periods.

LOOKING AHEAD We are enthusiastic about the market opportunity for ERM applications, although we are cautious of global market conditions. For 2002, we intend to aggressively pursue new customer and business opportunities and leverage our market dominance in expense reporting to become the leading vendor in financial ERM applications. We will introduce our next major release, Extensity 6, this summer. This is the most significant release in our history and will deliver major enhancements to our full suite of products, making them even more user-friendly and easier to deploy, while also significantly enhancing reporting and business analytics capabilities. We will continue to manage our business tightly as we drive Extensity toward profitability.

Extensity offers the broadest and most relevant suite of financial ERM solutions available to large enterprises today, as evidenced by our strong customer list and large-scale deployments. We expect continued success with large customer rollouts in the coming year as companies place a high priority on managing their expenses, regardless of economic climate.

In closing, we are thankful to all of our employees, partners, customers and investors for their support and commitment during the past year. We are optimistic about our future and look forward to reporting our progress to you throughout the year.

Sincerely,

Robert A. Spinner

Robert A. Spinner
President and Chief Executive Officer

EXTENSITY, INC.

Business

Overview

Extensity provides an Internet-based Employee Relationship Management (ERM) solution for the automation of employee-based financial processes. Our suite of software applications allow employees to plan business travel, file expense reports, request and approve indirect purchases, and capture time for project and payroll management. At the same time, the application enforces business policy and the use of preferred vendors. Extensity also provides reporting and analytics that leverage the collected data for vendor negotiation, policy control, and improved employee and resource utilization. A major portion of corporate spending is widely dispersed amongst employees making purchases as part of their day-to-day responsibilities. By automating these complex business processes through the use of our suite, companies can benefit from the centralized control of employee-initiated corporate spending.

Extensity's applications are available as licensed software or as a hosted solution. Regardless of a customer's choice of deployment, Extensity integrates with enterprise resource planning applications and other information technology systems. Furthermore, our software architecture allows our applications to be accessed by all employees on a myriad of devices, such as a networked personal computer, a laptop, a personal digital assistant (PDA) or a wireless application protocol (WAP)-enabled mobile phone.

Our products are now deployed in over 40 countries worldwide with more than 1,000,000 licensed seats. Our blue-chip customer base includes A.T. Kearney, Aventis, Bear Stearns, Cisco Systems, Fluor, Franklin Templeton Companies, GlaxoSmithKline, and Providian Financial. Extensity targets Global 2000 corporations who are seeking to realize hard-dollar cost savings through automation. Our mission is to save our customers money by automating all employee-based financial processes in a single, consolidated solution that provides efficiency, control, and effectiveness through analytics.

Market Overview

Growth of the Internet as a Means to Deploy Enterprise Applications for Driving Productivity, Increasing Corporate Control and Reducing Costs

The Internet has emerged as a universal communications medium that has become a catalyst for change in companies of all sizes. In today's intensely competitive global business environment, organizations have increasingly adopted the Internet as a means to streamline their business processes and make their employees more productive by automating a number of routine business tasks. The advantages of these Internet-based enterprise applications are clear. They are easy to deploy and maintain across an entire organization, regardless of size, and are readily adopted by employees who have come to expect the immediacy, self-service, ease-of-use and accessibility of content and commerce that the Internet provides.

Recent Trends in Process Automation

Businesses have traditionally made significant investments in enterprise resource planning (ERP), customer relationship management (CRM) and other enterprise software applications to automate processes in functions such as manufacturing, sales, human resources, customer support and finance. These systems typically have been focused on specific individual functional areas and address the business processes unique to each functional area. Frequently, they offer limited integration of information across functional areas. These systems have historically been limited in their ability to integrate information external to the enterprise. ERP and other enterprise software systems have also traditionally required lengthy and expensive customization and implementation and are expensive to maintain because their client-server architecture requires installation and continued maintenance on each desktop. While these systems are in place in most large companies, they have not focused historically on certain pervasive business processes that touch a high percentage of the employees in any organization, such as expense reporting, travel management, procurement and time capture.

These employee-centric business processes have been largely under-automated to date, resulting in processes that are time-consuming, inefficient and costly. Most companies today conduct travel planning, expense reporting, procurement and time capture through paper-based processes that require actions by many people, both inside and outside the organization. These processes involve re-keying of data, manual tracking of forms, limited data capture and limited ability to track and enforce corporate spending policies. Without business process automation, expense reporting, travel planning, procurement and time management transactions can have significant processing costs. In addition, traditional processes do not generally feature automated spending and procurement controls and, as a result, may fail to direct spending to preferred vendors and may permit spending on unapproved goods and services.

Opportunity for Employee Relationship Management Applications

A significant market opportunity exists in the developing market for ERM applications. ERM presents a new opportunity for employers to introduce efficiencies and direct cost savings into many of the key processes that involve their most valuable asset and largest expense — their workforce.

Some of the highest impact solutions within the ERM opportunity center around employee-based financial processes. These solutions are focused on providing direct cost savings to the organization and can result in a rapid Return on Investment (ROI). These significant cost-saving opportunities have driven demand for ERM solutions. The solutions provide cost-savings by:

- Reducing, and often eliminating, the back-office resources needed to manage and audit these processes;
- Automatically enforcing corporate policies through real-time business rules, which point end-users to approved vendors in the areas of travel and indirect procurement and compare spending to corporate guidelines;
- Delivering integrated reporting for in-depth analysis of corporate expenses and resource utilization;
- Providing data to purchasing decision makers for vendor contract negotiation;
- Providing business managers with information on individual employee and overall workforce utilization, in order to manage employee productivity and profitability more effectively; and
- Reducing the time employees spend on general business tasks, freeing them to focus on their core responsibilities.

The Extensity Solution

Extensity provides an integrated suite of Internet-based software applications for ERM. This solution is designed to save our customers money by automating employee-based financial processes in a single, consolidated solution that provides efficiency, control and effectiveness through analytics. Our product suite currently comprises applications for expense reporting, travel management, indirect procurement and time capture. The suite shares a common user interface and can be accessed through a common HTML-based launchpad, called Extensity Connect.

The application suite is fully integrated so that each application works and shares information with all the other applications. In addition, our applications aggregate and integrate information and provide tools for reporting and analysis. Our applications are easy to learn, as users access all applications through a common, intuitive, browser-based interface. The integration of the suite to online services such as travel bookings, credit card feeds and content services provides a comprehensive solution for employee relationship management. Our applications are designed for rapid implementation and cost-effective deployment to end-users. With their scalable Web architecture and international features, our products can support large multinational companies.

Our ERM applications effect direct and indirect cost savings by:

- Streamlining and automating traditional paper-based processes, thereby reducing the time and personnel requirements associated with expense reporting, travel planning, procurement and time capture;
- Increasing accuracy through automation of error-checking, data import and business rule compliance;
- Providing greater control of expenditure policy enforcement and administration; and
- Supporting analysis of corporate purchasing and utilization patterns to enhance decision-making capabilities, increase leverage in negotiating vendor contracts, and promoting and enforcing the use of preferred vendors.

Our employee relationship management solution also increases productivity throughout the enterprise by:

- Reducing employee time spent on tasks outside of their core responsibilities;

- Enabling exception-based management that allows business managers to review only those expenditures that fall outside of a company's policies; and
- Supporting remote access via laptop computers, WAP-enabled mobile phones and PDAs.

Extensity Strategy

Our objective is to be recognized as the leader of the rapidly developing market for ERM solutions. Our suite of applications automates employee-based financial processes that have a direct impact on the bottom line, and we intend to achieve market leadership through our focus on employee efficiency, spending analysis and policy control.

Key elements of our growth strategy include:

Enhancing our suite of employee relationship management solutions. In 2002, Extensity 6, a major new release of our solution, will become generally available. This release includes advances in technology as well as functionality enhancements in all of our application modules. While our expense reporting application has been widely recognized as a best-in-class solution, with this release we intend to increase the visibility and market acceptance of all of our application modules. We have also made a significant investment in improving our analytics capabilities and will continue to make this a key priority. Extensity intends to continue to enhance the Internet-based architecture of our technology platform in order to provide a comprehensive and functionally rich solution for employee-centric business processes. We also intend to continue to enhance the functionality of our existing application suite and leverage the existing platform to introduce additional integrated modules that address employee-based financial processes.

Aggressively penetrating the large employee relationship management market. We believe that the market for ERM solutions is in its earliest stages. In order to address this market opportunity, we will utilize a combination of direct and indirect sales channels. We plan to focus our direct sales efforts across a variety of industries with a focus on large multinational organizations with a major presence in either North America or Europe. We will utilize our reseller partners to penetrate geographies such as Latin America and vertical industries which have unique requirements, such as the legal market.

Making customer satisfaction our number one priority. In the second half of 2001, we increased our corporate focus on customer satisfaction. A Customer Life Cycle program, which includes regular contact and measurement of customer satisfaction metrics, was established to increase our focus on the customer. Extensity's goal is to be the most responsive vendor with which our customers do business.

Extensity Products and Services

Integrated Suite for Employee Relationship Management

Extensity provides an ERM solution for the automation of employee-based financial processes. Our application suite currently includes Extensity Expense Reports, Extensity Travel Plans, Extensity Timesheets and Extensity Procurement. In addition, the suite includes a system administration tool designed for use by business professionals, not information technology (IT) staff, and an optional reporting and analysis module.

All applications are launched within a universal interface called Extensity Connect. This gateway to the Extensity suite provides an inbox summary, access to all Extensity applications, personal reports on items such as unattached credit card transactions, and links to external content and services, such as online travel booking or product catalogs. All Extensity applications share a consistent and easy-to-use, browser-based graphical user interface. The applications also share a common underlying technology architecture and a common data model, which allows them to work together and share information. In addition, our applications are universally accessible, allowing employees to work anywhere through a desktop computer, a laptop, a PDA, or through a WAP-enabled mobile phone.

Our application suite provides comprehensive data regarding spending, suppliers, policy violations and resource utilization. We offer a business intelligence solution that transforms Extensity data into valuable information for proactive business management. By consolidating data from our expense reporting, travel, procurement and time capture modules into our central reporting database, our analytics solution can measure and analyze all employee-initiated corporate spending.

Common Features of Our Applications

Features	Description
Approval workflow	Once submitted, documents are automatically routed to the correct approver/s. Approvers receive e-mail notification that a document awaits their approval, streamlining the process to ensure faster processing times for expense reports, travel plans, purchase requisitions and timesheets.
Real-time business rules	Real-time business rules ensure increased employee knowledge of corporate policies. By proactively notifying employees at the time of entry that the item lies outside of their corporate policy, or requires additional explanation, these rules help to improve both accuracy and compliance with business policy.
Employee self service	Employees can track in real time the status of any document that they have submitted, reducing the number of calls and inquiries to managers and processing departments.
Complete application integration	Documents can be linked. For example, a travel plan can be linked with an expense report for the trip or a time sheet can be linked with an expense report and a purchase requisition for a project.
Proxy user creation and approval	Employees can appoint another person to create and/or approve documents for them.
Project and cost center allocation	Expenses and time can be allocated across multiple cost centers and project codes as percentages or absolute dollar amounts.
Configurable interface and data capture	The application suite is fully configurable to incorporate each organization's specific data capture needs.
Intelligent personalization	Each employee's application becomes customized, maintaining previously used information, such as prior travel itineraries, cities traveled to, purposes and previously used vendors.
Online help	Context sensitive online help is provided for all applications.

Extensity Expense Reports. Extensity Expense Reports is a full-featured application providing automation of the entire expense reporting process. Extensity Expense Reports brings accuracy, efficiency and control to this process. Using Extensity Expense Reports, employees, whether operating as a remote, off-line or local user, can quickly and easily create an expense report. This process is expedited and made more accurate through the use of online credit card data for automatic data entry. Compliance to business policy is checked as users create the expense reports. Compliant reports can be automatically approved so only noncompliant reports are routed to managers for approval. In reviewing noncompliant reports, managers need only focus on highlighted exceptions. Similarly, the accounting team spends less time re-keying data and auditing expense reports and more time analyzing travel and entertainment expense data for increased cost-savings. Employees can receive reimbursement rapidly through seamless integration with the organization's financial, payroll and human resources systems.

Features	Description
Credit card integration and pre-population .	Uses the data feed from corporate card vendors to enable travelers to select charges and automatically populate the expense report, reducing creation time and avoiding data entry errors.
Foreign currency support	Enables users to complete reports using local currencies, as well as enables automated foreign currency conversion.
Itemization and allocation	Supports expense itemization for more accurate accounting and allows allocations to be made at the line-item level without requiring a separate expense report for each project.
Receipt reconciliation	Guides users through itemizing receipts to ensure the expense is fully allocated.
Real-time policy enforcement	Ensures compliance to corporate expense policies at the time data is entered.
Integrated business intelligence	Extensity's reporting tool allows managers to analyze expenses and adherence to corporate policies.

Extensity Procurement. Extensity Procurement automates and optimizes the requisitioning of non-production goods and services while enforcing a company's procurement policies. Through Extensity Procurement, employees can access their company's own purchasing catalog, or "punch out" to partner sites. The application is designed to minimize rogue purchasing and to ensure usage of preferred vendors for volume discounts. Corporate expenditure policies are automatically applied, approvals are accelerated and employees can have their orders fulfilled in a fraction of the time required for paper-based procurement. Extensity Procurement centrally captures key purchasing information that can be analyzed to continually evaluate and improve the procurement processes for further optimization and savings. Through automation, Extensity Procurement significantly reduces time-consuming administrative tasks, freeing purchasing professionals to focus on more strategic activities such as reducing redundant sources, selecting better vendors and negotiating contracts.

Features	Description
Purchase requisition templates	Accelerates document creation by pre-populating templates with frequent or common purchases such as new hire packages.
Sourcing requests	Facilitates requests for quotes from professional buyers using the organization's specific requirements.
Commodity-based routing	Routes the line items on a purchase requisition to different approvers based on the type of commodity being purchased.
Catalog repository	Centrally created catalog with keyword and hierarchical search for easy reference by employees.
Default shipment locales	Creates default shipping locations from the user profile for additional control over corporate purchasing. Any change to a ship-to address can be treated as a policy exception.

Features	Description
Detailed cost allocation	Employees and managers can provide detailed cost allocation across multiple projects and cost centers at both the line item and document level.
Integrated business intelligence	Extensity's reporting tool allows managers to analyze expenses and adherence to corporate policies and approved vendor usage.

Extensity Timesheets. Extensity Timesheets enables quick and accurate time capture for both project management and payroll automation. Timesheets allows employees to capture their hours and paid time off efficiently and accurately so managers and payroll professionals can focus on more strategic activities, as opposed to gathering, entering or verifying employee time data. For professional services organizations that bill clients, Extensity Timesheets streamlines processes to ensure timely and accurate client billing, which helps companies reduce write-offs and enhance cash flow. Users can quickly identify charge codes with an easy-to-use project code chooser. Extensity Timesheets centralizes time information so project managers can leverage critical data to evaluate project profitability, as well as employee/resource utilization. For organizations with large numbers of non-exempt employees, Extensity can be used to automatically calculate overtime and feed that information to the payroll system with no need for additional data entry. In addition, all companies can benefit from Extensity Timesheets' ability to capture employee paid time off, eliminating payroll data entry and increasing the accuracy of paid time off reporting. Extensity Timesheets integrates with existing financial systems, as well as with Extensity Expense Reports and Extensity Procurement to ensure accurate pictures of project performance, bill-back to clients, and total employee and departmental spending.

Features	Description
Overtime calculation engine	Automatically calculates overtime for hourly workers according to local labor laws and exports this information to the payroll system, eliminating payroll data entry.
Drill-down project chooser	Enables users to quickly identify detailed project and task codes from thousands of options using drill-down menus and business rules to ensure accuracy.
Multiple viewing and data entry options ..	Allows users to enter and track time by calendar view or by project line item.
Flexible reporting periods	Configures multiple reporting periods for various groups of users.
Integrated business intelligence	Real-time reports, accessed directly from our Connect portal, notify users of items such as delinquent time sheets. Integrated business analytics provides deeper analysis of project and payroll-related time.
Management by exception	Enables managers to review only those time sheets that require their attention by automatically approving time sheets that are within policy.

Extensity Travel Plans. Extensity Travel Plans automates the planning, approval and procurement process for corporate travel. The application enables users to plan and book business travel through a streamlined method that enforces corporate travel policies before travel expenses are incurred. Extensity Travel Plans provides an immediate link to information and resources needed by a business traveler, such as corporate travel policies, online booking systems and general travel information resources. Managers can easily review travel plans, as corporate travel policies are enforced at the trip-planning stage. Extensity Travel Plans can be seamlessly integrated with

Extensity Expense Reports for an end-to-end business travel solution. Working in tandem, Extensity Expense Reports and Extensity Travel Plans offer an efficient and accurate travel management system. Together, the two applications provide a seamless flow of information, from pre-trip planning to post-trip expense reimbursement and give managers a comprehensive view of projected and actual costs for variance analysis.

Features	Description
Industry average cost data	Integrates benchmark costs into the product to create an accurate itinerary for domestic and international travel, which allows the user to better estimate travel costs.
Policy enforcement	Streamlines pre-trip approval process for cost savings and increased business efficiency, warning the user of out-of-policy items before costs are incurred.
Integrated online booking	Extensity integrates with leading travel booking tools for seamless online booking of air, lodging and car rental.
Integrated with Extensity Expense Reports	Can automatically approve expense reports that fall within the specified parameters of an approved travel plan.
Integrated business intelligence	Extensity's reporting tool allows managers to analyze expenses and monitor adherence to corporate policies.

Extensity System Administrator Tool. The Extensity System Administration Tool is an application designed to allow the business users within an organization to maintain the Extensity suite, minimizing reliance on the internal information technology staff or outside consultants. The interface is graphical and easy to use. Single or multiple administrators can be created for various departments, groups or functional areas. All systems changes are recorded in an audit log for further security.

Features	Description
User and group setup and maintenance	Maintains all aspects of user and group information, such as department identification, group-specific business rules and individual approval authority. Allows administrators to perform group-wide editing.
Corporate data setup and maintenance	Enables a system administrator to modify corporate data values such as cost centers, departments, mileage rates and permitted charge codes.
Business rules setup and maintenance	Enables a system administrator to modify business rules and policies.
Document viewing and modification	Allows an administrator to view and modify work items by reassigning access privileges of a particular document.

Extensity Business Intelligence. Extensity's applications capture a wide range of corporate and employee data, with far more detail than is typically contained in a financial system of record. Extensity's business intelligence strategy is two-fold: real-time reporting accessible to all users and business intelligence tools for business analysts. Through our Extensity Connect interface, Extensity users can access reporting on everyday items such as unattached credit card transactions or delinquent or unapproved timesheets. For business analysis, Extensity has partnered with Business Objects, a respected leader in business intelligence, to provide world-class business intelligence. With these choices,

Extensity provides organizations with comprehensive analytics that transform Extensity data into valuable information for vendor negotiation, policy compliance and enforcement, and proactive business management.

Features	Description
Real-time user reporting	Real-time access to user-specific data, such as credit card transactions awaiting attachment to an expense report or delinquent timesheets.
Simplified reporting database	Enables users to perform analysis of Extensity data either through the embedded Business Objects solution or through the user's own reporting solution.
Robust business analytics	Extensity uses the Business Objects product to deliver a configurable analytics solution complete with drill down capabilities and the ability for users to design reports.
Employee spending analytics	Access to data on employee-based financial processes, including expense, procurement, travel and time capture, for comprehensive reporting. Report on spending by employee, department, project, cost center, or division, or distill valuable data for vendor negotiation or employee utilization.

Services

We offer customers a comprehensive selection of implementation services, support and training. Our professional services organization consisted of 62 professionals as of December 31, 2001.

Implementation. Implementation typically requires tailoring of business rules, configuration of workflow, integration of customer data, and integration with one or more financial systems, a human resources system and an external corporate credit card system. Extensity provides a highly configurable solution, and customers can choose from a range of services, including our Extensity Advantage Best-Practices Implementation. Extensity Advantage delivers a targeted 90-day implementation utilizing our experience working with global customers to configure a solution that can be delivered quickly and inexpensively, without sacrificing functionality or control. Implementations are performed by our professional services organization or a system integrator partner and are typically billed based on a daily rate.

Customer Support and Maintenance. We provide support and maintenance services for each customer to whom we license an application. We offer three different support options for our workforce management applications, so customers can choose the level of support that best fits their business needs and resources. We have named our three support levels, Operations Support, Enterprise Support, and Mission Critical Support. Support and maintenance contracts are required for one year and can be renewed by the customer thereafter. Our customer support staff provides timely and accurate resolution of customer inquiries and is available via telephone, e-mail and fax. We also provide Extensity eSupport, a self-service Internet support option. Customers who choose Mission Critical Support, our most comprehensive support level, receive support services 24 hours per day, seven days per week.

Training. Extensity offers a comprehensive set of training and learning tools. The training curriculum covers application features for all users, prepares company trainers to redeliver the training, and teaches the application administrators — accounting personnel, help desk staff and implementation teams — how to modify the dynamic aspects of the applications. Training is conducted at our training facilities, the customer site or via Web broadcast. We also offer Web-based reference tools, which can be used for self-paced training.

Technology

Our applications are fully standards-based, designed for the Internet and built upon an underlying architecture that is written in Java. Our applications run on standard Web browsers and servers and support leading relational database management systems (RDBMS), including Oracle, Sybase, Microsoft SQL Server and IBM DB2. The multi-tier architecture connects browser-based applications to application servers and the RDBMS through a corporate local area network (LAN), wide area network (WAN), intranet or secure Internet connection. Our technology performs messaging between clients and the application engine in real time over transmission control protocol/internet protocol (TCP/IP), the suite of communications protocols used to connect hosts on the internet, and makes database connections via standard Java database drivers. Our applications are inherently scalable, due to our multi-tier architecture employing thin clients, multi-threaded application servers and relational databases. In addition, our Java-based architecture enables Extensity to operate across multiple platforms within an organization, including Windows 95, 98 or NT, Macintosh, Solaris and Palm operating systems. Our upcoming release, Extensity 6, includes many technological advances, including moving to Java 2, the utilization of Java WebStart, and the addition of Connect portlets. Java 2 allows Extensity to make great strides in scalability and usability, while Java WebStart will enable Extensity applications to run independent of a browser and enable automatic updates to be pushed to the user seamlessly upon each connection with the server. New portlets, available through our Connect HTML interface, allow for access to real-time reports on user specific data, such as unattached credit cards.

The Extensity Architecture

Building on a standards-based foundation, we have designed a component-based application infrastructure composed of readily configurable business rules, a workflow system and advanced data management capabilities. Each of these core elements plays a crucial role in deploying enterprise-wide solutions that can model a company's unique policies and processes, manage key business functions and scale to meet the needs of an organization of any size.

Business Rules System. Our business rules system allows each of our applications to be configured so that companies can effectively monitor their processes and policies. This system is also flexible and can be edited and modified as a company's processes and policies evolve. Employees are presented with appropriate warnings, explanations and message prompts to guide data entry and encourage conformance with corporate policies. The business rules dramatically reduce reworking of procedures, track and resolve policy exceptions online and eliminate re-keying of data into back-end systems. The business rules system permits management by exception, in which items requiring managerial attention are automatically highlighted so that managers need not review items that are clearly in compliance with established business rules.

Workflow System. Our workflow system ensures that information flows through the organization in a timely, secure and efficient manner. Robust enterprise applications require database-driven workflow, rather than e-mail-based messaging, to provide increased security and reliability, data and transaction integrity, real-time availability, optimization for high performance and usage reporting. Workflow processes can be configured to reflect the unique process flow of documents and business processes in any organization. Our applications also permit e-mail notification to users as to status of a procedure or of events requiring attention, alteration and action. For example, after an employee has submitted an expense report, the system can notify him or her where the document is in the approval and reimbursement cycle. Similarly, an e-mail notification can alert a manager of a document that requires attention.

Advanced Data Management. Data management ensures that all our applications can be customized and extended to add, delete or modify buttons, type-in fields or other controls on an application's user interface, in each case as required by a customer's unique business objectives. New functionality can also be assigned to existing controls, or new controls, with little application modification and minimal programming. Our application suite can integrate with enterprise systems such as ERP systems and other financial, human resources (for user information and organizational structure) and project accounting systems as well as corporate credit card data feeds. These interfaces allow for the automatic exchange of data between our system and other enterprise systems and for the downloading of data managed by these enterprise systems into our application suite.

Strategic Relationships

To rapidly deliver a comprehensive, robust solution to our customers, we have established strategic relationships with companies in six categories: travel management, finance, implementation services providers, resellers, e-business infrastructure providers, and e-commerce and employee services providers.

Travel management. We have established relationships with key partners in the travel management market, creating solutions for employee focused end-to-end travel management.

Amadeus/e-Travel — Announced in October 2001, Extensity entered into an agreement with Amadeus and e-Travel, an Amadeus company, to jointly market our travel management solutions. This agreement initially provides for joint marketing and sales between the companies. Future plans include integration of Extensity's ERM solution with e-Travel's online suite of services. Under the terms of the agreement, customers will be able to access e-Travel's online booking service through a single sign-on in Extensity Connect and complete the entire travel booking process from pre-trip approval and automatic policy enforcement through to expense reimbursement. The integration of Extensity's Employee Relationship Management (ERM) solution with e-Travel's online travel procurement and fulfillment service provides seamless business travel planning, transacting and reporting.

GetThere.com — In April 2000, we partnered with Sabre Business Travel Solutions to provide an integrated e-commerce solution to approve, book, fulfill and expense corporate travel. In August 2000, Sabre acquired GetThere, Inc. Today, GetThere's online booking solution is a key integrated component in our Extensity Travel Plans application. As a leader in business-to-business online booking, GetThere.com provides airline, hotel and car rental bookings for our customers. GetThere.com and Extensity have joined forces to offer customers a completely integrated Web-based travel booking and expense reporting solution. The alliance capitalizes on the synergy between GetThere's Web-based Global Travel Manager, which links travelers and travel agencies to real-time travel information and reservations, and Extensity Travel Plans and Expense Reports. The integration between these products offer tremendous benefits to our mutual customers in supporting cost-efficient travel management from initial booking and approval through expense reporting and reimbursement, all via the Web.

McCord Travel Management — Announced in January 2002, McCord recommends Extensity to their customers, allowing the companies to provide an end-to-end travel management solution. Extensity will be a part of the overall travel management strategy that McCord creates and recommends to its customers. By including Extensity Travel Plans and Expense Reports as part of the travel solution, McCord's travel agents can concentrate on travel planning and booking rather than lengthy trip approval and reimbursement processes.

Rosenbluth International — Rosenbluth International continues to develop innovative business applications and integrated systems, which enable it to provide highly personalized service to its clients. By integrating with Extensity Expense Reports, Rosenbluth provides and supports an innovative, flexible travel and expense management solution that adapts well to clients' internal accounting procedures.

Worldspan — As more and more companies reevaluate their traditional travel and expense processes, Worldspan and Extensity provide an automated travel management and expense reporting solution to significantly save time and processing costs. The partnership between Extensity and Worldspan is a natural extension of each company's core competencies, which translates to a high-caliber T&E solution for joint customers.

World Travel Partners/BTI — This company's services span the globe through more than 1,200 offices in North America and the 2,800 locations of Business Travel International, a joint venture of more than 50 travel management companies operating in over 60 countries. Through their agreement, Extensity and World Travel Partners can offer a comprehensive business travel management solution.

We also have partnerships in place with companies, such as Runzheimer International and OANDA, which provide access to information essential to travel planning. Runzheimer provides transportation cost benchmarks, while OANDA provides a currency conversion data service.

Finance. Extensity Expense Reports accepts American Express, Diners Club, Visa and Master Card corporate card data feeds, allowing business travelers to select charges to automatically populate their expense reports. In the procurement card market, we work with Visa to integrate our applications suite with the Visa procurement card. American Express Purchasing Card data also feeds directly into Extensity Procurement, allowing employees to directly purchase smaller-ticket items without the complicated paperwork of traditional procurement systems. Our key finance partners also include JP Morgan Chase, GE Capital and US Bank.

INTERPLX Technologies — INTERPLX Technologies provides corporations of all sizes with automated services to manage the processing of expense transactions related to corporate travel and procurement. These services include electronic funds transfer to employees and corporate charge cards, document collection, auditing, imaging and archiving, and related integration services. The combination of Extensity Expense Reports and INTERPLX's document management and auditing services dramatically reduces the cost, processing time and risk of error traditionally associated with expense report processing. Within the Extensity application, an employee creates an expense report and submits it for approvals, which are governed by the automatic business rules and workflow established through the application. From there, INTERPLX downloads the reports for processing and payment and sends an e-mail notification of payment to the employee. INTERPLX then audits, images, and archives the reports. This joint solution eliminates the time-consuming manual processes involved in the expense reporting and payment process, resulting in significant cost savings.

Implementation Service Providers. We have formed partnerships with implementation services providers to both enhance our implementation capacity and expand our distribution. All of our partners are certified under our Extensity Certified Program.

Cap Gemini Ernst & Young — GEY's business solution, the "Connected Innerprise", includes leading solutions such as Extensity's integrated applications suite. The Connected Innerprise^{SM} uses Web-based technologies to connect people, processes, data and applications across the ValueWeb^{SM}. CGEY has a significant presence in North America, Europe and Asia.

KPMG — We have a strategic partnership with KPMG Consulting AG, Germany. Under the terms of our agreement, KPMG Consulting AG has committed to marketing and implementing our solutions for travel planning and expense management for customers within its enterprise e-business strategies in Germany.

To augment our implementation services worldwide, we have an additional network of certified implementation partners including TechSpan and Systime in the United States, and Princeton Consulting and Glue Ltd in Europe.

Resellers. We have established relationships with solutions providers to resell our products.

Elite — Elite Information Systems and Extensity have entered into a strategic alliance under which Elite resells Extensity's suite of applications. Elite provides practice management and financial software products to more than 700 customers worldwide. Extensity's ERM solutions are marketed to those customers to help them lower operating costs and improve employee productivity by automating day-to-day processes, such as expense reporting, travel planning and procurement. Both companies benefit from this alliance. Through Elite's expertise with mid-market customers, typically defined as companies with 10 to 4,000 employees, Extensity reaches a previously untapped market.

Emplaza — Emplaza is a 50/50 joint venture between Terra Networks and Meta4. The joint venture has been formed to create a virtual business-to-employee marketplace, while offering a comprehensive range of interactive services and products for the management of human resources and knowledge within companies. Under our agreement with Emplaza, users will be able to access our applications via a single sign-on through Emplaza, giving users one central point of access to the administrative applications they use every day. We also have an agreement whereby Emplaza can purchase our products at a discount and resell the products to its customers.

E-Business Infrastructure. We have established relationships with key solutions providers to deliver integrated ERM solutions to our customers. Cisco Systems has selected us as one of its key solutions providers to support its workforce management effort. We have an agreement with Cisco that establishes us as Cisco's strategic Internet Business Solutions software partner and Cisco as our strategic networking partner. This relationship includes a mutual agreement to integrate each party's sales and marketing plans and obligates each party to review the other party's respective architectures for possible product integration. In this initiative, Cisco has taken an active role in communicating to its customers the benefits of Extensity Expense Reports. Cisco also supports Extensity through sales assistance, customer referrals and co-marketing activities. Other e-business infrastructure partners include IBM, Microsoft, Netigy, Sun Microsystems and Sybase.

E-Commerce and Employee Services Providers. We have formed strategic relationships with several content, commerce and service providers to allow our network of customer employees to conduct commerce efficiently over the Internet.

Digital Think — We have long been focused on providing solutions that enable companies to control costs related to travel and entertainment. Digital Think's solution is a natural fit as it adds a cost avoidance component to our suite of applications, as well as an increasingly important component to employee retention: e-Learning. Digital Think's online catalog of courses can be easily launched from within Extensity Connect, providing employees a common user experience.

Eventsource — EventSource.com is the Internet's first online community for meeting planning. EventSource.com is used by corporate professionals to plan conferences, meetings, training, tradeshows, and sales and incentive programs.

ProAct Technologies — ProAct Technologies is a leader in providing an integrated suite of employee benefits, HR, and life planning solutions to large companies, allowing employees to easily make informed health, wealth, and benefits choices online. By partnering with ProAct, we can further provide automated everyday HR processes, which translates into overall cost savings and improved efficiencies for companies.

WebEx — WebEx powers real-time meetings on the Web. Through Extensity Connect, we provide access to WebEx's Meeting Center Services providing an alternative to travel and further encouraging cost control.

Marketing and Sales

We focus our marketing efforts on achieving brand recognition, market awareness and lead generation. The market for Extensity's product suite includes Global 2000 enterprises in many industries. We typically market to the senior financial officer in an organization, such as the Chief Financial Officer or Vice President of Finance, although decisions to implement a solution such as ours are usually made by a committee with representatives from various departments including, but not limited to, IT, travel, accounts payable and human resources.

We also conduct public relations campaigns to promote market awareness of our product developments and major initiatives. Programs we use to attract customers include advertising in business and financial publications, e-newsletters, tradeshows, seminars, and direct mail. We also participate in various co-marketing initiatives with strategic partners. We maintain close relationships with industry analysts and frequently participate in industry conferences and events. Our website serves as another sales tool for prospective customers.

We sell the Extensity suite primarily through our direct sales organization operating in North America and Europe. Our North American sales force is divided into three sales regions: East, Central and West. We have sales offices in Emeryville, California; Irvine, California; Irving, Texas; Parsippany, New Jersey; Downer's Grove, Illinois; and Bethesda, Maryland. Our U.S. sales organization included 20 direct sales representatives as of December 31, 2001. Field-based sales engineers and sales development staff support our direct sales representatives. Our European offices are located in London, England and Frankfurt, Germany. Our European sales organization includes a European general manager. Three field-based engineers and sales staff support three direct sales representatives.

Product Development

We have been developing and enhancing the Java-based architecture of our applications for the Internet since 1996. We released our first Extensity application, Extensity Expense Reports, in March 1998. Extensity Expense Reports was one of the first workforce management applications to be developed specifically for the Internet. We introduced Extensity Travel Plans in December 1998 and Extensity Timesheets and Extensity Procurement in July 1999. These four applications comprise our suite of ERM applications. In March 2000, we launched Extensity Connect, an HTML interface to our applications plus Internet content and commerce and integrated reporting functionality.

As of December 31, 2001, our engineering organization consists of 56 employees and is grouped according to the following areas of focus: product development, core technology, release engineering, mobile engineering, architecture, tools development, quality assurance and technical documentation. Each group within our engineering organization regularly shares resources and collaborates with other groups on code development, quality assurance and documentation. Our engineering organization includes a number of key individuals that have developed Internet applications and services and have extensive experience with Java-based application development. We believe that a technically skilled and experienced engineering organization is a key factor in the market acceptance of our applications and, accordingly, we plan to continue to make significant investments in our engineering organization and efforts to promote the success of our products.

To date, we have made significant investments in our technology architecture and applications, and we believe they provide us with a significant competitive advantage. Our research and development expenses, excluding amortization of non-cash stock based compensation, totaled $11.9 million in 2001, $13.3 million in 2000, $7.1 million in 1999 and $4.4 million in 1998. We intend to maintain our competitive advantage by continuing to focus on and refine our development efforts. Our engineering organization employs a defined product development methodology to each application, which includes technology and architectural roadmaps, product planning, requirement specifications, prototyping, design specifications, code review, identified program review points and beta testing.

To implement our business strategy successfully, we must provide software applications and related services that meet the demands of our customers and prospective customers. We expect that competitive factors will create a continuing need for us to improve and add to our suite of software solutions. We will have to expend significant funds on engineering and other resources to continue to improve our suite of applications, and to properly anticipate and respond to consumer preferences and demands. As organizations' needs change with respect to their enterprise applications, our existing suite of software applications may require modifications or improvements. The addition of new products and services will also require that we continue to improve the technology underlying our applications.

Competition

The market for Internet-based ERM applications is intensely competitive. The key competitive factors affecting this market include a significant base of reference customers, the breadth and depth of products and product features, the quality and performance of our products, the core technology underlying our applications, a high level of customer service and the ability to implement our solutions rapidly. With respect to these factors, we believe that our ERM applications compete favorably.

Our competitors in this market vary in size and in the scope and breadth of the products and services they offer. Companies offering one or more products that compete directly with our products include Ariba, Captura Software, Concur Technologies, IBM, Oracle Corporation, PeopleSoft Corporation and SAP Corporation. We also expect future competition from other established and emerging companies.

Employees

As of December 31, 2001, we had a total of 216 employees, including 56 in research and development, 68 in sales, marketing and business development, 62 in professional services and 30 in finance and administration. None of our employees are subject to a collective bargaining agreement and we believe our relationship with our employees is good.

Selected Consolidated Financial Data

The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and the notes to the consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The consolidated statements of operations data for each of the three years ended December 31, 2001, 2000 and 1999 and the consolidated balance sheet data at December 31, 2001 and 2000 are derived from our audited consolidated financial statements. The consolidated statements of operations data for the year ended 1998 and 1997 are derived from our audited consolidated statement of operations not included herein. The selected consolidated balance sheet data as of December 31, 1999, 1998 and 1997 are derived from our audited balance sheets not included herein.

Selected Consolidated Financial Data
(In thousands, except per share data)

	Years Ended December 31,				
	2001	2000	1999	1998	1997
Revenues:					
Licenses	$ 20,790	$ 14,596	$ 3,750	$ 718	$ —
Services and maintenance	14,091	10,272	3,064	409	—
Hosted	199	—	—	—	—
Total revenues	$ 35,080	$ 24,868	$ 6,814	$ 1,127	$ —
Gross profit (loss)	$ 20,203	$ 9,251	$ 1,517	$ (517)	$ —
Loss from operations	(28,556)	(39,575)	(23,555)	(11,060)	(3,335)
Restructuring, impairment loss and other	6,174	—	—	—	—
Non-cash stock based compensation expense	509	3,977	4,352	—	—
In-process research and development	—	318	—	—	—
Net loss	(25,953)	(34,509)	(23,389)	(11,032)	(3,228)
Dividend relating to the beneficial coversion of Series F preferred stock	—	—	1,500	—	—
Net loss attributable to common stockholders	(25,953)	(34,509)	(24,889)	—	—
Basic and diluted net loss per share	$ (1.09)	$ (1.63)	$ (11.20)	$ (8.25)	$ (4.35)
Shares used in computing basic and diluted net loss per share	23,840	21,206	2,222	1,338	742
Excluding restructuring, impairment loss and other, amortization of non-cash stock based compensation and in-process research and development					
Net loss	$(19,270)	$(30,214)	$(20,537)	$(11,032)	$(3,228)
Pro forma basic and diluted net loss per share	$ (0.81)	$ (1.36)	$ (1.45)	$ (8.25)	$ (4.35)

- See Note 1 to the Consolidated Financial Statements for an explanation of the determination of the number of shares used to compute basic and diluted net loss per share.
- The Company paid no cash dividends during the 5 year period.

	December 31,				
	2001	2000	1999	1998	1997
			(In thousands)		
Consolidated Balance Sheet Data					
Cash, cash equivalents and short-term investments	$46,339	$79,620	$ 24,285	$ 10,883	$ 2,560
Working capital	41,403	62,721	13,151	7,237	2,061
Total assets	59,222	99,762	31,661	13,811	3,584
Notes payable and capital lease obligations, noncurrent	54	368	1,285	2,471	—
Mandatorily redeemable convertible preferred stock	—	—	49,648	21,269	6,983
Total stockholders' equity (deficit)	46,195	70,246	(35,061)	(15,012)	(4,040)

Management's Discussion and Analysis of Financial Condition and Results of Operations

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding the Company's expectations, beliefs, intentions or future strategies that are signified by the words "expects," "anticipates," "intends," "believes," or similar language. All forward-looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. In evaluating the Company's business, prospective investors should carefully consider the information set forth below under the caption "Risk Factors" in addition to the other information set forth herein. The Company cautions investors that its business and financial performance are subject to substantial risks and uncertainties.

The following discussion and analysis of the financial condition and results of operations of Extensity should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and related notes appearing elsewhere in this report.

Overview

Extensity was formed in November 1995 and introduced its first commercial product for general availability in March 1998. During this period, our operating activities consisted of the design and development of our product architecture and our first application, the building of our corporate infrastructure, and the development of our professional services and customer support organizations. Our first application, Extensity Expense Reports, was released for general availability in March 1998. We released Extensity Travel Plans in December 1998 and Extensity Timesheets and Extensity Purchase Reqs in July 1999. Extensity Connect, our portalized application front end, role-based reporting tool, and content and commerce gateway was released in March 2000. We expect to introduce the newest version of our suite of products, Extensity 6.0, in the first half of 2002.

We generate revenue principally from licensing our applications and providing related services, including product installation, maintenance and support, consulting and training. We license our applications individually or as an integrated suite of products. The pricing of our software and services fluctuates on a per transaction basis depending on various factors, such as the number of seats covered by a contract and the degree of customization requested by the particular customer. The dollar amounts of our contracts depend on the number of users and applications being used and the professional services requested. In the third quarter of 2001, we began recognizing revenue from our hosted offering. Under this offering, customers pay a monthly usage fee based on the number of users and a one-time set-up fee to access the Extensity application on our servers.

We promote and sell our software products through our direct sales force and through indirect channels, including Elite Information Group and Emplaza, S.A., a joint venture between Terra Networks and Meta4. We also have marketing referral arrangements in place with Cisco Systems, IBM, US Bank, Amadeus/eTravel, Rosenbluth Travel, WebEx, Digital Think, Visa, GetThere.com, and Pro Act Technologies.

In February 2001, we opened a sales office in Sydney, Australia; however, we closed the Sydney office in July of 2001, as part of our restructuring plan. We continue to support our European operations, however, as part of our restructuring plan implemented in July 2001, we significantly reduced our resources in this region to match the current business environment. For the twelve months ended December 31, 2001 and 2000 revenues derived from our international operations represented approximately 10% and 11%, respectively, of total revenues. In 1999, all of the Company's revenues were derived from U.S. customers.

Critical Accounting Policies

Our critical and significant accounting policies are more fully described in Note 2 to our consolidated financial statements. However, certain of our accounting policies are particularly important to an understanding of our financial position and results of operations. Application of many of these policies requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and related disclosures. In general, these estimates or judgments are based on the historical experience of our management, prevailing industry trends, information provided by our customers and information available from other outside sources, each as appropriate. Actual results may differ from these estimates under different conditions. Our critical accounting policies include:

Revenue Recognition:

Revenues are derived from software licenses and related services, which include implementation and integration, technical support, training and consulting. For contracts with multiple elements, and for which vendor-specific objective evidence of fair value for the undelivered elements exists, revenue is recognized for the delivered elements based upon the residual contract value as prescribed by Statement of Position No. 98-9, "Modification of SOP No. 97-2 with Respect to Certain Transactions".

Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectibility is probable. Arrangements for which the fees are not deemed fixed or determinable are recognized in the period they become due.

Services revenue primarily comprises revenue from consulting fees, maintenance contracts and training. Services revenue from consulting and training is recognized as the service is performed.

Maintenance contracts include the right to unspecified upgrades and ongoing support. Maintenance revenue is deferred and recognized on a straight-line basis as services revenue over the life of the related contract, which is typically one year.

In the event the Company enters into a contract involving significant implementation, customization or services which are essential to the functionality of the software, license and service revenues are recognized over the period of each engagement, using the percentage-of-completion method. Labor hours incurred is used as the measure of progress towards completion. Revenue for these arrangements is classified as license revenue and services revenue based upon our estimates of fair value for each element and recognizes the revenue based on the percentage-of-completion ratio for the arrangement. A provision for estimated losses on engagements is made in the period in which the loss becomes probable and can be reasonably estimated.

The Company has entered into agreements under which value added resellers receive unspecified future products during the terms of the arrangements (typically two years) in consideration for upfront non-refundable fees. Consistent with the provisions of SOP 97-2, the Company recognizes such fees ratably, on a subscription basis, over the terms of the arrangements.

The Company has accumulated relevant information from contracts to use in determining the availability of vendor-specific objective evidence and believes that such information complies with the criteria established in Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2") as follows:

- Customers are required to pay separately for annual maintenance. Future renewal rates are included as a term of the contracts. The Company uses the renewal rate as vendor-specific objective evidence of fair value for maintenance.
- The Company charges standard hourly rates for consulting services based upon the nature of the services and experience of the professionals performing the services. The Company has a history of selling services separately.
- For training, the Company charges standard course rates for each course based upon the duration of the course, and such courses are separately priced in contracts. The Company has a history of selling such courses separately.
- Customer billing occurs in accordance with contract terms. Customer advances and amounts billed to customers in excess of revenue recognized are recorded as deferred revenue.

Bad Debt Allowance:

The Company bills its customers only if collectibility is reasonably assured. The Company estimates the amount of uncollectible receivables each period and establishes an allowance for uncollectable amounts. The amount of the allowance is based on the age of unpaid amounts, information about the ongoing creditworthiness of customers, and other relevant information. Estimates of uncollectable amounts are revised each period, and changes are recorded in the period they become known.

Deferred Tax Assets:

The Company has provided a full valuation reserve related to its net deferred tax assets. In the future, if sufficient evidence of the Company's ability to generate sufficient future taxable income becomes apparent, the Company may be required to reduce its valuation allowance. Management evaluates the realizability of the deferred tax assets and the need for a valuation allowance quarterly.

Restructuring:

The calculation of the estimated sublease loss reserve for vacated facilities requires that management must make estimates of potential future sublease income. Management analyzes current market conditions for real estate with the assistance of reputable commercial real estate brokers. However, future actual sublease income may materially differ from estimated amounts.

Recent Accounting Pronouncements:

In July of 2001, the FASB issued SFAS No. 141 *"Business Combinations"* and SFAS No. 142 *"Goodwill and Other Intangible Assets"*. SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separately from goodwill. Recorded goodwill and intangibles will be evaluated against these new criteria and may result in certain intangibles being subsumed into goodwill, or alternatively, amounts initially recorded as goodwill may be separately identified and recognized apart from goodwill. SFAS No. 142 requires the use of a non-amortization approach to account for purchased goodwill and certain intangibles. Under a non-amortization approach, goodwill and certain intangibles will not be amortized into results of operations, but instead would be reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles is more than its fair value. The provisions of each statement, which apply to goodwill and intangible assets acquired prior to June 30, 2001, were adopted by the Company on January 1, 2002. The adoption of these accounting standards did not result in a significant impact on our financial position or results of operations for any historic transactions.

In October 2001, the FASB issued SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"*. SFAS No.144 supersedes SFAS No. 121, *"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of"* and applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30 ("APB 30"), *"Reporting Results of Operations Reporting the Effects of Disposal of a Segment of a Business."* SFAS No. 144 develops one accounting model (based on the model in SFAS No. 121) for long-lived assets that are to be disposed of by sale, as well as addresses the principal implementation issues. SFAS No.144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. That requirement eliminates APB 30's requirement that discontinued operations be measured at net realizable value or that entities include under "discontinued operations" in the financial statements amounts for operating losses that have not yet occurred. Additionally, SFAS No.144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No.144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company does not expect the adoption of SFAS No.144 to have a material impact on the Company's financial position or results of operations.

In November 2001, the FASB Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue 01-09, "Accounting for Consideration Given to a Customer or a Reseller of the Vendor's Products". This issue presumes that consideration from a vendor to a customer or a reseller should not be recorded as revenue unless (1) the vendor receives an identifiable benefit in return for the consideration paid that is sufficiently separable from the sale to the customer, such that the vendor could have entered into an exchange transaction with a party other than a purchaser of its products and services in order to receive that benefit and (2) the benefit's fair value can be reasonably estimated. This Issue is to be adopted no later than in annual or interim financial statements for periods beginning after December 15, 2001. We adopted the provisions of this consensus in the fourth quarter of fiscal 2001. Such adoption had no impact on our financial position or results of operations.

In November 2001, the FASB issued Announcement D-103, which states that out-of-pocket expenses should be recorded as revenue in fiscal periods commencing after December 15, 2001. We will adopt the provisions of this Announcement as of January 1, 2002.

Results of Operations

The following table sets forth certain statements of operations data in absolute dollars for the periods indicated. The data has been derived from the consolidated financial statements contained in this report. The operating results discussed below do not include the amortization of non-cash stock based compensation. These amounts are discussed separately within this discussion.

Summary Consolidated Financial Data
(In thousands)

	Years Ended December 31,		
	2001	2000	1999
Revenues:			
Licenses	$20,790	$14,596	$ 3,750
Services and maintenance	14,091	10,272	3,064
Hosted	199	—	—
Total revenues	$35,080	$24,868	$ 6,814
Cost of revenues:(*)			
Licenses	$ 1,430	$ 705	$ 195
Services and maintenance	12,960	14,236	4,758
Hosted	422	—	—
	$14,812	$14,941	$ 4,953
Operating expenses:(*)			
Sales and marketing	$23,453	$26,783	$11,202
Research and development	11,932	13,288	7,052
General and administrative	6,756	5,136	2,810
Restructuring, impairment loss and other	6,174	—	—
In-process research and development	—	318	—
Interest income, net	$ 2,621	$ 5,111	$ 166
(*) Amounts exclude the amortization of non-cash stock based compensation as follows:			
Cost of revenues:			
Services and maintenance	$ 65	$ 677	$ 344
Operating expenses:			
Sales and marketing	244	1,279	989
Research and development	76	774	1,045
General and administrative	124	1,247	1,974
	$ 509	$ 3,977	$ 4,352

Revenues

Total revenues were $35.1 million, $24.9 million and $6.8 million in 2001, 2000 and 1999, respectively, representing increases of 41% from 2000 to 2001 and 265% from 1999 to 2000. For the year ended December 31, 2001, no customer accounted for 10% or more of total revenues. For the years ended December 31, 2000 and December 31, 1999 sales to one customer accounted for 10% and 11%, respectively, of total revenues.

License Revenues. License revenues were $20.8 million, $14.6 million and $3.8 million in 2001, 2000 and 1999, respectively, representing increases of 42% from 2000 to 2001 and 289% from 1999 to 2000. The increase in these periods was attributable to our growing customer base, an increase in amount of license revenue recognized upon shipment (while continuing to recognize revenue from our deferred balances for contracts initiated prior to the third quarter of 2001), an increase in the revenue attributable to our indirect sales channels and to a lesser extent, an increase in the average size of the sales contracts entered into by our customers. Revenues from our indirect channels may decrease in 2002.

Service and Maintenance Revenues. Service and maintenance revenues were $14.1 million, $10.3 million and $3.1 million in 2001, 2000 and 1999, respectively, representing increases of 37% from 2000 to 2001 and 235% from 1999 to 2000. The increase in these periods were attributable to our growing customer base, an increase in professional services revenues recognized on a time and materials basis, an increase in revenues recognized from work performed on partner integration, and to a lesser extent, an increase in the average size of the sales contracts entered into by our customers.

Hosted Revenues. Our hosted revenues were $199,000 for the year ended December 31, 2001. This is the first fiscal year the Company has recognized revenue from this offering. The Company does not believe these revenues will be a significant percentage of total revenues in the near term. As discussed in Note 12 of the Notes to the Financial Statements, we incurred an impairment charge associated with our hosted offering.

Cost of Revenues

Total cost of revenues were $14.8 million, $14.9 million and $5.0 million in 2001, 2000 and 1999, respectively, representing approximately no increase from 2000 to 2001 and an increase of 202% from 1999 to 2000.

Cost of License Revenues. Cost of license revenues consists primarily of third-party license and support fees and, to a lesser extent, costs of duplicating media and documentation and shipping. Cost of license revenues were $1.4 million, $705,000 and $195,000 in 2001, 2000 and 1999 respectively, representing increases of 103% from 2000 to 2001 and 262% from 1999 to 2000. The increase in both periods was due primarily to increased sales activity. As a percentage of license revenues, cost of license revenues was 6.9%, 4.8% and 5.2% in 2001, 2000 and 1999, respectively. Cost of revenues as a percentage of license revenue may increase over the current level in the future as we incorporate additional third-party products in our offerings.

Cost of Service and Maintenance Revenues. Cost of service and maintenance revenues consists of compensation and related overhead costs for personnel engaged in consulting, training, maintenance and support services for our customers as well as costs for third parties contracted to provide such services to our customers. Cost of service and maintenance revenues were $13.0 million, $14.2 million and $4.8 million in 2001, 2000 and 1999, respectively, representing a decrease of 9% from 2000 to 2001 and an increase of 199% from 1999 to 2000. As a percentage of service and maintenance revenues, cost of service and maintenance revenues were 92%, 139% and 155% in 2001, 2000 and 1999. The decrease from 2000 to 2001 was attributed to a 246% decrease in third party consulting costs offset in part by 40% higher payroll costs as the Company replaced third party consultants with permanent employees. Approximately 34% of the increase from 1999 to 2000 was attributed to our hiring of additional service and maintenance personnel, and approximately 49% was due to an increase in costs for third party contractors. Total service and maintenance revenues exceeded costs of service and maintenance revenues in 2001. Total cost of service and maintenance revenues exceeded our service and maintenance revenues in 2000 and 1999, as we have built our consulting and customer support groups in advance of growing contract volume. We are seeking to reduce our cost of service revenues as a percentage of total revenues and are also seeking to engage third parties to provide services related to our applications.

Cost of Hosted Revenues. Cost of hosted revenues consists primarily of compensation and related overhead costs for personnel engaged in supporting the hosted customer base, server costs, and telecommunications charges. We started recognizing revenue for the hosted product in the third quarter of 2001. The cost of hosted revenues for 2001 was $422,000, representing expenses for the third and fourth quarters of 2001 therefore, on a year-to-year comparison, cost of hosted revenues will increase. However, on a quarter-to-quarter basis, the Company does not expect these costs to significantly increase.

Operating Expenses

Sales and Marketing. Sales and marketing expenses consist primarily of compensation and related costs for sales and marketing personnel, including commissions and marketing program costs. Sales and marketing expenses were $23.5 million, $26.8 million and $11.2 million in 2001, 2000 and 1999 respectively, representing a decrease of 12% from 2000 to 2001 and an increase of 139% from 1999 to 2000. As a percentage of total revenues, sales and marketing expenses were 67%, 108% and 164% in 2001, 2000 and 1999. Approximately 63% of the decrease from 2000 to 2001 was attributed to lower marketing program spending and 21% to lower payroll costs associated with our restructuring plan implemented in July of 2001. Approximately 67% of the increase from 1999 to 2000 was attributable to increased compensation, commissions and other related costs associated with hiring additional sales representatives, management and marketing personnel and 19% of the increase was attributable to increased spending on marketing programs. Commission charges will vary depending upon the sales activity. Sales and marketing expenses may increase in the long term if we expand our domestic and international sales force and increase our marketing efforts.

Research and Development. Research and development expenses consist primarily of compensation and related personnel costs and fees associated with contractors. Research and development expenses were $11.9 million, $13.3 million and $7.1 million in 2001, 2000 and 1999, respectively, representing a decrease of 10% from 2000 to 2001 and an increase of 88% from 1999 to 2000. As a percentage of total revenues, research and development expenses were 34%, 53% and 103% in 2001, 2000 and 1999. Approximately 60% of the decrease from 2000 to 2001 was attributed to lower costs for third party consultants. Approximately 66% of the increase from 1999 to 2000 was attributed to the addition of personnel and 19% due to an increase in consulting services. These increases resulted from our continuing efforts to add enhancements to our existing software applications and to develop software applications that incorporate new functionality into our integrated suite. Research and development expenses may increase in the long term if we make additional investments in our technology and products.

General and Administrative. General and administrative expenses consist primarily of compensation and related costs for our executive, finance and administrative personnel and other related expenses. General and administrative expenses were $6.8 million, $5.1 million and $2.8 million in 2001, 2000 and 1999, respectively, representing increases of 32% from 2000 to 2001 and 83% from 1999 to 2000. As a percentage of total revenues, general and administrative expenses were 19%, 21% and 41% in 2001, 2000 and 1999. The increase from 2000 to 2001 was primarily attributed to hiring additional human resources and internal information technology personnel. Approximately 60% of the increase from 1999 to 2000 was attributable to hiring additional executive and financial personnel and 40% to general administrative costs. General and administrative expenses may increase in the long term if we expand our operations.

Restructuring, Impairment Loss and Other. For the year ended December 31, 2001, restructuring, impairment loss and other expenses were $6.2 million comprised of $4.5 million in restructuring, a $1.3 million impairment of assets associated with building the hosted offering and $377,000 of other expenses. The $4.5 million in restructuring charges were made up of $2.2 million in lease costs, a $1.6 million write-off of property and equipment and $700,000 in severance and benefits.

Amortization of Non-Cash Stock Based Compensation

Prior to our IPO, we granted certain stock options to our officers and employees at prices deemed to be below the fair value of the underlying stock. The cumulative difference between the deemed fair value of the underlying stock at the date the options were granted and the exercise price of the granted options was $12.1 million as of the IPO date. This amount is being amortized, using the accelerated method of the Financial Accounting Standards Board ("FASB") Interpretation No. 28, *"Accounting for Stock Appreciation Rights and Other Variable or Award Plans"*, over the four-year vesting period of the granted options. Accordingly, our results from operations will include deferred compensation expense at least through 2003. We recognized $509,000, $4.0 million and $4.4 million of this expense in 2001, 2000 and 1999, respectively. The lower expense in 2001 is primarily attributable to the impact of forfeitures and the use of an accelerated method of amortization. The remaining expense to be recognized in 2002 and 2003 is $504,000. We estimate that we will recognize approximately $450,000 of expense in fiscal 2002; however, this amount may change as employee terminations and accelerated vesting impact the amortization schedule.

In-Process Research and Development

In process research and development expense was $318,000 for the year ended December 31, 2000. This expense was incurred in connection with the acquisition of a company. Substantially the entire purchase price was allocated to in-process research and development as technological feasibility of the acquired product had not been established and no future alternative use existed at the time of purchase. Furthermore, the acquired company had no revenues, no other tangible or intangible assets and only one employee. There were no acquisitions made in 2001 or 1999.

Interest Income, Net

Interest income, net was $2.6 million, $5.1 million and $166,000 in 2001, 2000 and 1999, respectively. The decrease from 2000 to 2001 was attributed to lower interest rates and lower cash, cash equivalent and short-term investment balances. The increase from 1999 to 2000 was attributed to interest earned on the proceeds from the Company's IPO. Interest income will fluctuate depending upon the overall interest rate environment and our cash, cash equivalent and short-term investment balances.

Provision for Income Taxes

Since inception, we have incurred net losses for federal and state tax purposes and have not recognized any material tax provision or benefit. As of December 31, 2001, we had net operating loss carryforwards of $82.7 million and $33.9 million for federal and state income tax purposes, respectively. The federal and state net operating loss carryforwards, if not utilized, expire through 2021 and 2011, respectively. We also have research and development credit carryforwards of $2.7 million for federal and state tax purposes. The federal research and development credits expire through 2021 and the state credits expire when exhausted. Federal and state tax laws will impose significant restrictions on the utilization of net operating loss carryforwards in the event of a shift in our ownership that constitutes an ownership change, as defined in Section 382 of the Internal Revenue Code.

We have placed a valuation allowance against our net deferred tax assets due to the uncertainty of the realization of these assets. The allowance totaled $33.0 million at December 31, 2001, resulting in no net deferred tax asset. We evaluate on a quarterly basis the recoverability of net deferred tax assets and the level of valuation allowance. When we have determined that it is more likely than not that the deferred tax assets are realizable, we will reduce the valuation allowance.

Liquidity and Capital Resources

Since inception, we have financed our operations and funded our capital expenditures through proceeds from our IPO completed in January 2000 and the private sale of equity securities, supplemented by loan facilities and equipment leases. Aggregate net proceeds to date from private equity financings totaled $42.3 million and proceeds from the Company's IPO were $83.3 million, net of offering costs of approximately $2.2 million. As of December 31, 2001, we had $46.3 million in cash, cash equivalents and short-term investments and $41.4 million in working capital.

Net cash used in operating activities was $30.9 million for the year ended December 31, 2001, and $22.1 million for the year ended December 31, 2000. For the year ended December 31, 2001 cash used in operating activities was primarily attributed to a net loss of $26.0 million, adjusted for a non-cash charge associated with the write-off of computer equipment and software of $2.9 million, depreciation and amortization of $2.4 million, a decrease in deferred revenue of $12.6 million, a decrease of $2.8 million in accounts payable and a decrease in accrued liabilities of $1.1 million offset by a decrease in accounts receivable of $2.9 million, a decrease in prepaids of $1.4 million and an increase in other current and noncurrent liabilities of $1.3 million. For the year ended December 31, 2000 net cash used in operating activities was primarily attributable to a net loss of $34.5 million, adjusted for the amortization of deferred stock compensation of $4.0 million and offset by an increase in deferred revenue of $6.0 million, an increase in accounts payable of $4.6 million and an increase in accrued liabilities of $3.0 million. We expect that net cash used in operating activities will decrease in the year ending December 31, 2002.

Net cash provided by investing activities was $9.6 million for the year ended December 31, 2001 and net cash used in investing activities was $32.2 million for the year ended December 31, 2000. Excluding capital expenditures of $2.4 million and $5.7 million in 2001 and 2000, respectively, investing activities consisted of short-term investment maturities in 2001 and purchases of short-term investments in 2000.

Net cash provided by financing activities was $100,000 for the year ended December 31, 2001, due to payments on notes payable and capital lease obligations of approximately $1.4 million, offset by proceeds from employee stock plans of approximately $1.5 million. Net cash provided by financing activities was $84.4 million for the year ended December 31, 2000, primarily due to the net proceeds of $83.3 million from the Company's IPO.

Presently, we anticipate that our existing capital resources will meet our operating and investing needs for at least the next twelve months. We have $46.3 million in cash, cash equivalents and short-term investments. As discussed in Note 5 to the consolidated financial statements, we have approximately $12.7 million in capital and operating lease commitments coming due through 2006. In particular, we believe that our current uncommitted cash balances are sufficient to fund any existing cash obligations or commercial commitments as well as any cash needed for planned operating activities. After that time, we cannot be certain that additional funding will be available on acceptable terms or at all. Furthermore, should our operating results be worse than expected, we could use more cash in funding operating activities which would diminish our capital resources. While we do not presently anticipate a need for additional capital, if we do require additional capital resources to grow our business, execute our operating plans, or acquire complementary technologies or businesses, at any time in the future, we may seek to sell additional equity or debt securities or secure additional lines of credit, which may result in additional dilution to our stockholders.

Quantitative and Qualitative Disclosure about Market Risk

Foreign Currency Exchange Rate Risk

We develop products in the United States and market our products in North America and, to a lesser extent, in Europe and the rest of the world. As a result, our financial results could be affected by factors such as changes in foreign currency rates or weak economic conditions in foreign markets. Because our revenues are typically denominated in U.S. dollars, a strengthening of the dollar could make our products less competitive in foreign markets.

Interest Rate Risk

We have an investment portfolio of money market funds and fixed income certificates of deposit. The fixed income certificates of deposit, like all fixed income securities, are subject to interest rate risk and will fall in value if market interest rates increase. We attempt to limit this exposure by investing primarily in short-term securities. In view of the nature and mix of our total portfolio, a 10% movement in market interest rates would not have a significant impact on the total value of our portfolio as of December 31, 2001.

Financial Statements and Notes to the Financial Statements

The following consolidated financial statements, and the related notes thereto, of Extensity and the Report of Independent Accountants are filed as part of this Form 10K.

INDEX

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Extensity, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Extensity, Inc. and its subsidiary at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Jose, California
January 15, 2002, except for the last paragraph of Note 9 as to which the date is March 6, 2002

EXTENSITY, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31, 2001	December 31, 2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 19,456	$ 40,695
Short-term investments	26,883	38,925
Trade accounts receivable, net of allowance for doubtful accounts of $676 and $466, respectively	5,393	8,527
Prepaid and other current assets	1,835	3,443
Total current assets	53,567	91,590
Property and equipment, net	3,657	6,279
Restricted long-term investments	1,397	1,436
Other assets	601	457
Total assets	$ 59,222	$ 99,762
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 3,672	$ 6,434
Accrued liabilities	3,977	5,125
Deferred revenue	3,488	16,041
Capital lease obligations, current portion	240	486
Notes payable, current portion	—	783
Sublease loss accrual and other current liabilities	787	—
Total current liabilities	12,164	28,869
Capital lease obligations, noncurrent portion	54	368
Sublease loss accrual and other noncurrent liabilities	809	279
Total liabilities	13,027	29,516
Commitments and Contingencies (Note 5)		
Stockholders' equity:		
Common stock, $0.001 par value 75,000,000 shares authorized and 24,871,147 and 24,144,938 shares outstanding as of December 31, 2001 and 2000, respectively	25	24
Additional paid-in capital	147,394	147,475
Deferred stock compensation	(504)	(2,679)
Notes receivable from stockholders	(433)	(380)
Accumulated comprehensive income	155	295
Accumulated deficit	(100,442)	(74,489)
Total stockholders' equity	46,195	70,246
Total liabilities and stockholders' equity	$ 59,222	$ 99,762

The accompanying notes are an integral part of these consolidated financial statements.

EXTENSITY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Years Ended December 31, 2001	2000	1999
Revenues:			
Licenses	$ 20,790	$ 14,596	$ 3,750
Services and maintenance	14,091	10,272	3,064
Hosted	199	—	—
Total revenues	35,080	24,868	6,814
Cost of revenues:(*)			
Licenses	1,430	705	195
Services and maintenance	13,025	14,912	5,102
Hosted	422	—	—
Total cost of revenues	14,877	15,617	5,297
Gross profit	20,203	9,251	1,517
Operating expenses:(*)			
Sales and marketing	23,697	28,063	12,191
Research and development	12,008	14,062	8,097
General and administrative	6,880	6,383	4,784
Restructuring, impairment loss and other	6,174	—	—
In-process research and development	—	318	—
Total operating expenses	48,759	48,826	25,072
Loss from operations	(28,556)	(39,575)	(23,555)
Interest income	2,768	5,460	667
Interest expense	(147)	(349)	(501)
Provision for income taxes	(18)	(45)	—
Net loss	$(25,953)	$(34,509)	$(23,389)
Dividend relating to the beneficial conversion feature of Series F preferred stock	—	—	(1,500)
Net loss attributable to common stockholders	$(25,953)	$(34,509)	$(24,889)
Other comprehensive loss:			
Change in cumulative translation adjustment	(140)	300	(5)
Total comprehensive loss	$(26,093)	$(34,209)	$(23,394)
Basic and diluted net loss per share	$ (1.09)	$ (1.63)	$ (11.20)
Shares used in computing basic and diluted net loss per share	23,840	21,206	2,222
(*) Amounts include non-cash stock based compensation as follows:			
Cost of revenues:			
Services and maintenance	$ 65	$ 677	$ 344
Operating expenses:			
Sales and marketing	244	1,279	989
Research and development	76	774	1,045
General and administrative	124	1,247	1,974
	$ 509	$ 3,977	$ 4,352

The accompanying notes are an integral part of these consolidated financial statements.

EXTENSITY, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(In thousands, except share data)

	Common Stock		Additional Paid-in Capital	Notes Receivable from Stockholders	Deferred Stock Compensation	Accumulated Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount						
Balance at December 31, 1998	2,350,815	$ 2	$ 77	$ —	$ —	$ —	$ (15,091)	$(15,012)
Issuance of common stock upon exercise of stock options	1,855,091	2	621	(230)	—	—	—	393
Deferred stock compensation	—	—	10,205	—	(10,205)	—	—	—
Amortization of deferred stock compensation	—	—	—	—	4,352	—	—	4,352
Repayment of note receivable from stockholder	—	—	—	100	—	—	—	100
Beneficial conversion feature — Series F preferred stock	—	—	—	—	—	—	(1,500)	(1,500)
Cumulative translation adjustment	—	—	—	—	—	(5)	—	(5)
Net loss	—	—	—	—	—	—	(23,389)	(23,389)
Balance at December 31, 1999	4,205,906	4	10,903	(130)	(5,853)	(5)	(39,980)	(35,061)
Issuance of common stock in initial public offering, net of underwriters discount and issuance costs of $2.2 million	4,600,000	4	83,352	—	—	—	—	83,356
Issuance of common stock upon conversion of convertible preferred stock	14,594,549	15	49,633	—	—	—	—	49,648
Issuance of common stock upon exercise of stock options	432,966	1	1,068	(250)	—	—	—	818
Issuance of commons stock upon exercise of warrants	175,038	—	34	—	—	—	—	34
Issuance of common stock in connection with the employee stock purchase plan	136,479	—	1,682	—	—	—	—	1,682
Deferred stock compensation	—	—	1,881	—	(1,881)	—	—	—
Forfeiture of unvested stock options	—	—	(1,078)	—	1,078	—	—	—
Amortization of deferred stock compensation and other	—	—	—	—	3,977	—	—	3,977
Cumulative translation adjustment	—	—	—	—	—	300	—	300
Net loss	—	—	—	—	—	—	(34,509)	(34,509)
Balance at December 31, 2000	24,144,938	24	147,475	(380)	(2,679)	295	(74,489)	70,246
Issuance of common stock upon exercise of stock options	414,009	1	445	—	—	—	—	446
Issuance of common stock in connection with the employee stock purchase plan	292,200	—	1,045	—	—	—	—	1,045
Issuance of common stock for services rendered	20,000	—	95	—	—	—	—	95
Forfeiture of unvested stock options	—	—	(1,666)	—	1,666	—	—	—
Amortization of deferred stock compensation and other	—	—	—	—	509	—	—	509
Interest earned on notes receivable from stockholders	—	—	—	(53)	—	—	—	(53)
Cumulative translation adjustment	—	—	—	—	—	(140)	—	(140)
Net loss	—	—	—	—	—	—	(25,953)	(25,953)
Balance at December 31, 2001	$24,871,147	$25	$147,394	$(433)	$ (504)	$ 155	$(100,442)	$ 46,195

The accompanying notes are an integral part of these consolidated financial statements.

EXTENSITY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31, 2001	2000	1999
Cash flows from operating activities:			
Net loss	$(25,953)	$(34,509)	$(23,389)
Adjustments to reconcile net loss to cash used in operating activities:			
Depreciation and amortization	2,361	1,772	908
Allowance for doubtful accounts	210	266	200
Amortization of deferred stock compensation and other	509	3,977	4,352
In-process research and development	—	318	—
Common stock issued for services rendered	95	—	—
Interest earned on notes from stockholders	(53)	—	—
Amortization of debt discount and lease line issuance costs	48	100	88
Write-off of computer equipment and software	2,882	—	—
Changes in operating assets and liabilities:			
Accounts receivable	2,924	(5,617)	(2,197)
Prepaids and other current assets	1,420	(2,165)	(1,624)
Other assets	(144)	80	
Accounts payable	(2,762)	4,600	1,485
Accrued liabilities	(1,148)	2,980	1,239
Deferred revenue	(12,553)	5,990	7,538
Other current liabilities	757	—	—
Other noncurrent liabilities	530	78	61
Cash used in operating activities	(30,877)	(22,130)	(11,339)
Cash flows from investing activities:			
Purchases of short-term investments	(48,649)	(81,305)	(21,761)
Maturities of short-term investments	60,691	56,249	13,536
Capital expenditures	(2,433)	(5,742)	(1,322)
Business acquisition	—	(90)	—
Restricted long-term investments	39	(1,360)	6
Cash provided by (used in) investing activities	9,648	(32,248)	(9,541)
Cash flows from financing activities:			
Payments on notes payable	(819)	(1,228)	(1,117)
Payments on capital lease obligation	(572)	(306)	(446)
Proceeds from sale-lease back	—	—	254
Proceeds from exercise of stock options and warrants	446	853	493
Net proceeds from issuance of preferred stock	—	—	26,878
Net proceeds from issuance of common stock for the ESPP	1,045	1,682	—
Net proceeds from issuance of common stock	—	83,356	—
Cash provided by financing activities	100	84,357	26,062
Effect of exchange rate on cash and cash equivalents	(110)	300	(5)
Increase (decrease) in cash and cash equivalents	(21,239)	30,279	5,177
Cash and cash equivalents, beginning of year	40,695	10,416	5,239
Cash and cash equivalents, end of year	$ 19,456	$ 40,695	$ 10,416
Supplemental cash flow information:			
Interest paid	$ 147	$ 349	$ 435
Income taxes paid	$ 18	$ 45	$ 1
Noncash investing and financing activities:			
Notes & interest receivable from stockholders	$ 53	$ 250	$ 130

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Basis of Presentation

Extensity, Inc. (the "Company") provides Internet-based workforce optimization software applications designed to improve the productivity of employees across the enterprise and to enhance enterprise operating efficiency. The Company was incorporated in Delaware in November 1995.

On January 27, 2000, the SEC declared effective the Company's Registration Statement on Form S-1. Pursuant to this Registration Statement, the Company completed an initial public offering ("IPO") of 4,600,000 shares of its common stock (including 600,000 shares sold pursuant to the exercise of the Underwriters' over-allotment option) at an initial offering price of $20.00 per share (the "Offering"). Proceeds to the Company from the Offering, after calculation of the Underwriters discounts, commissions, and concessions, totaled approximately $83.3 million, net of offering costs of approximately $2.2 million.

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Extensity Europe Limited, which commenced operations in September 1999. All significant intercompany balances and transactions have been eliminated in consolidation.

2. Summary of Significant Accounting Policies

Revenue recognition

Revenues are derived from software licenses and related services, which include implementation and integration, technical support, training and consulting. For contracts with multiple elements, and for which vendor-specific objective evidence of fair value for the undelivered elements exists, revenue is recognized for the delivered elements based upon the residual contract value as prescribed by Statement of Position No. 98-9, "Modification of SOP No. 97-2 with Respect to Certain Transactions".

Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectibility is probable. Arrangements for which the fees are not deemed fixed or determinable are recognized in the period they become due.

Services revenue primarily comprises revenue from consulting fees, maintenance contracts and training. Services revenue from consulting and training is recognized as the service is performed.

Maintenance contracts include the right to unspecified upgrades and ongoing support. Maintenance revenue is deferred and recognized on a straight-line basis as services revenue over the life of the related contract, which is typically one year.

In the event the Company enters into a contract involving significant implementation, customization or services which are essential to the functionality of the software, license and service revenues are recognized over the period of each engagement, using the percentage-of-completion method. Labor hours incurred is used as the measure of progress towards completion. Revenue for these arrangements is classified as license revenue and services revenue based upon our estimates of fair value for each element and recognizes the revenue based on the percentage-of-completion ratio for the arrangement. A provision for estimated losses on engagements is made in the period in which the loss becomes probable and can be reasonably estimated.

The Company has entered into agreements under which value added resellers receive unspecified future products during the terms of the arrangements (typically two years) in consideration for upfront non-refundable fees. Consistent with the provisions of SOP 97-2, the Company recognizes such fees ratably, on a subscription basis, over the terms of the arrangements.

The Company has accumulated relevant information from contracts to use in determining the availability of vendor-specific objective evidence and believes that such information complies with the criteria established in Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2") as follows:

- Customers are required to pay separately for annual maintenance. Future renewal rates are included as a term of the contracts. The Company uses the renewal rate as vendor-specific objective evidence of fair value for maintenance.

- The Company charges standard hourly rates for consulting services based upon the nature of the services and experience of the professionals performing the services. The Company has a history of selling services separately.
- For training, the Company charges standard course rates for each course based upon the duration of the course, and such courses are separately priced in contracts. The Company has a history of selling such courses separately.
- Customer billing occurs in accordance with contract terms. Customer advances and amounts billed to customers in excess of revenue recognized are recorded as deferred revenue.

Concentration of Credit Risk and Certain Risks

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, short-term investments and accounts receivable. The Company's accounts receivable are derived from revenue earned from customers located primarily in the United States. The Company performs credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable. The Company wrote off approximately $164,000 and $60,000 in accounts receivable in 2001 and 2000, respectively.

At December 31, 2001, no customers accounted for 10% or more of accounts receivable. At December 31, 2000, two customers accounted for 32% and 10% of total accounts receivable.

No customer accounted for 10% or more of total revenue in 2001. One customer accounted for approximately 10% and 11% of total revenues in 2000 and 1999, respectively. Approximately 10% and 11% of the Company's revenues were derived from our international business, primarily in Europe, in 2001 and 2000, respectively. In 1999, all of the Company's revenues were derived from U.S. customers.

The market in which the Company competes is characterized by changing customer needs, frequent new software product introductions and rapidly evolving industry standards. Significant technological change could adversely affect the Company's operating results.

The Company operates in one single reportable business segment and, therefore, no disclosures under SFAS No.131, *"Disclosures about Segments of an Enterprise and Related Information"*, are necessary. Virtually all of our long-lived assets are located in the United States of America.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation

The functional currency for the Company's international subsidiary is the local currency of the country in which it operates. Assets and liabilities are translated using the exchange rate at the balance sheet date. Revenue, expenses, gains and losses are translated at the exchange rate on the date those elements are recognized. Translation adjustments are included in other comprehensive income (loss).

Cash and Cash Equivalents

The Company considers all investments with an original maturity of three months or less to be cash equivalents. The Company periodically maintains cash balances at banks in excess of the Federal Deposit Insurance Corporation insurance limit of $100,000.

Short-Term Investments

The Company accounts for its investments in quality corporate debt securities under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, *"Accounting for Certain Investments in Debt and Equity Securities"*. The Company has classified all marketable debt securities as held-to-maturity and has accounted for these investments at amortized cost. As of December 31, 2001, the Company's carrying value of its short-term investments approximated their amortized cost basis.

Restricted Long-Term Investments

The restricted long-term investments consist of several one-year certificates of deposit required as collateral for the Company's letters of credit (Note 5).

Software Development Costs

The Company capitalizes software development costs under the provisions of SFAS No. 86, *"Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed"*. Capitalization of computer software development costs begins upon the establishment of technological feasibility, which the Company has defined as completion of a working model. The Company has not capitalized any software development costs to date as costs that would qualify were immaterial and has charged software development costs as incurred to research and development expense in the accompanying consolidated statements of operations.

Advertising Costs

Amounts received under co-marketing agreements with strategic partners are recorded as a reduction of advertising expenses incurred in connection with such agreements. Immaterial amounts have been received during the three-year period ended December 31, 2001.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line method over estimated useful lives of the assets. Currently, our computer hardware and software and assets under capital lease are amortized over three years and furniture and fixtures, leasehold improvements and office equipment are amortized over six years (Note 3).

When assets are sold or retired, the cost and related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is included in operations. Maintenance and repairs are charged to operations as incurred.

Impairment of Long-Lived assets

The company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of any asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount of fair value less costs to sell (Note 12).

Income Taxes

Income taxes are accounted for in accordance with SFAS No. 109, *"Accounting for Income" Taxes.* Under SFAS No. 109, deferred income tax liabilities and assets are determined based on the difference between the financial reporting amounts and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates in effect for the years in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

Stock Based Compensation

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees"* (APB No. 25) and complies with the disclosure provisions of SFAS No. 123, *"Accounting for Stock-Based Compensation"*. Under APB No. 25, compensation expense is based on the difference, if any, between the fair value of the Company's stock and the exercise price of the option on the measurement date, which is typically the date of grant.

In March of 2000, the Financial Accounting Standards Board ("FASB") issued FIN 44, *"Accounting for Certain Transactions Involving Stock Compensation,"* an interpretation of APB No.25. FIN 44 was effective July 1, 2000. In June of 2001, the Company executed a stock option exchange program and accounted for the stock options exchange program according to FIN 44 (Note 9).

The Company accounts for options granted to non-employees under SFAS No. 123. Under SFAS No. 123 and EITF 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services", options are recorded at their fair value on the measurement date, which is typically the date of grant.

Net Loss Per Share

Basic and diluted net loss per share are computed using the weighted average number of common shares outstanding. Options, warrants and convertible preferred stock were not included in the computation of diluted net loss per share because the effect would be antidilutive.

Diluted net loss per share does not include the effect of the following potential common shares for the periods presented (in thousands):

	Years Ended December 31,		
	2001	2000	1999
Shares issuable under stock options	4,467	5,089	2,943
Shares of unvested stock subject to repurchase	147	699	1,139
Shares issuable pursuant to warrants to purchase common and convertible preferred stock	—	20	184
Shares of convertible preferred stock on an "as if converted" basis	—	—	14,594
	4,614	5,808	18,860

The weighted-average exercise price of stock options outstanding was $4.29, $9.73 and $2.10 as of December 31, 2001, 2000 and 1999, respectively. The weighted average repurchase price of unvested stock was $2.22, $1.50 and $0.38 as of December 31, 2001, 2000 and 1999, respectively. The exercise price of warrants outstanding was $14.50 as of December 31, 2001 and 2000 and $3.08 as of December 31, 1999.

Recently Issued Accounting Pronouncements

In July of 2001, the FASB issued SFAS No. 141 *"Business Combinations"* and SFAS No. 142 *"Goodwill and Other Intangible Assets"*. SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separately from goodwill. Recorded goodwill and intangibles will be evaluated against these new criteria and may result in certain intangibles being subsumed into goodwill, or alternatively, amounts initially recorded as goodwill may be separately identified and recognized apart from goodwill. SFAS No. 142 requires the use of a non-amortization approach to account for purchased goodwill and certain intangibles. Under a non-amortization approach, goodwill and certain intangibles will not be amortized into results of operations, but instead would be reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles is more than its fair value. The provisions of each statement, which apply to goodwill and intangible assets acquired prior to June 30, 2001, were adopted by the Company on January 1, 2002. The adoption of these accounting standards did not result in a significant impact on our financial position or results of operations for any historic transactions.

In October 2001, the FASB issued SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"*. SFAS No.144 supersedes SFAS No. 121, *"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of"* and applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30 ("APB 30"), *"Reporting Results of Operations Reporting the Effects of Disposal of a Segment of a Business."* SFAS No. 144 develops one accounting model (based on the model in SFAS No. 121) for long-lived assets that are to be disposed of by sale, as well as addresses the principal implementation issues. SFAS No.144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. That requirement eliminates APB 30's requirement that discontinued operations be measured at net realizable value or that entities include under "discontinued operations" in the financial statements amounts for operating losses that have not yet occurred. Additionally, SFAS No.144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No.144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company does not expect the adoption of SFAS No.144 to have a material impact on the Company's financial position or results of operations.

In November 2001, the FASB Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue 01-09, "Accounting for Consideration Given to a Customer or a Reseller of the Vendor's Products". This issue presumes that consideration from a vendor to a customer or a reseller should not be recorded as revenue unless (1) the vendor receives an identifiable benefit in return for the consideration paid that is sufficiently separable from the sale to the customer, such that the vendor could have entered into an exchange transaction with a party other than a purchaser of its products and services in order to receive that benefit and (2) the benefit's fair value can be reasonably estimated. This issue is to be adopted no later than in annual or interim financial statements for periods beginning after December 15, 2001. We adopted the provisions of this consensus in the fourth quarter of fiscal 2001. Such adoption had no impact on our financial position or results of operations.

In November 2001, the FASB issued Announcement D-103 which states that out-of-pocket expenses should be recorded as revenue in fiscal periods commencing after December 15, 2001. We will adopt the provisions of this Announcement as of January 1, 2002.

3. Property and Equipment

Property and equipment consists of the following:

	December 31, 2001	December 31, 2000
	(In thousands)	
Computer hardware and software	$ 4,256	$ 6,013
Furniture and fixtures	1,479	1,209
Leasehold improvements	705	385
Office equipment	219	219
Assets under capital leases	1,847	1,847
	8,506	9,673
Less accumulated depreciation and amortization	(4,849)	(3,394)
Total property and equipment, net	$ 3,657	$ 6,279

Accumulated amortization relating to assets under capital leases amounted to $1,846,950 and $1,291,437 as of December 31, 2001 and 2000, respectively.

4. Income Taxes

The provision for income taxes for the years ended December 31, 2001 and 2000 relate to foreign income tax associated with the Company's European subsidiary. The difference between the amount of income tax benefit recorded of zero and the amount of income tax benefit calculated using the federal statutory rate of 34% is primarily due to net operating losses being fully offset by a valuation allowance. Significant components of the Company's deferred tax balances are as follows (in thousands):

	December 31,	
	2001	2000
Deferred tax assets:		
Net operating loss carry forwards	$ 30,100	$ 23,000
Research and development credit carryforwards	2,650	1,900
Other	200	300
Total deferred tax assets	32,950	25,200
Valuation allowance	(32,950)	(25,200)
Net deferred tax assets	$ —	$ —

Due to the uncertainty of realization, a valuation allowance has been provided to offset net deferred tax assets at December 31, 2001 and 2000. The increase in the valuation allowance was $7.7 million, $11.4 million and $8.0 million during the years ended December 31, 2001, 2000 and 1999, respectively.

As of December 31, 2001, the Company had net operating loss carryforwards of approximately $82.7 million and $33.9 million for federal and state income tax purposes, respectively. Such carryforwards expire through 2021 and 2011 for federal and state income tax purposes, respectively. At December 31, 2001, the Company also had research and experimentation tax credit carryforwards of $2.7 million for federal and state purposes, respectively. The federal research and experimentation credits expire through 2021 and the state credits expire when exhausted.

Under the Tax Reform Act of 1986, the benefits from net operating loss and tax credit carry-forwards may be impaired or limited in certain circumstances including as a result of a cumulative ownership change of more than 50%, as defined, over a three-year period. The issuance of the Company's convertible preferred securities may have resulted in a limitation on utilization of such net operating loss carryforwards.

5. Commitments and Contingencies

The Company leases certain equipment under various non-cancelable capital leases. The capital leases expire through 2003. The Company leases office space under various non-cancelable operating leases expiring through 2006. Rental expense was approximately $3,021,000, $2,212,000 and $864,000 for the years ended December 31, 2001, 2000 and 1999, respectively, net of sublease income of approximately $156,000 in 2001. Minimum future rental payments under capital and operating leases at December 31, 2001 are as follows (in thousands):

December 31, 2001	Capital	Operating
2002	$ 257	$ 3,067
2003	55	2,622
2004	—	2,688
2005	—	2,688
2006	—	1,687
Total minimum lease payments	312	12,752
Less sublease income	—	(350)
Less amount representing interest and discount	(18)	$12,402
Present value of minimum lease payments	294	
Less current portion of capital lease obligations	(240)	
Long term portion	$ 54	

In connection with certain capital lease transactions, in 1999, the Company granted to the lessor warrants to purchase 22,425 shares of Series D preferred stock at an exercise price of $3.30 per share. Such warrants were valued at approximately $44,000 using the Black-Scholes valuation model with the following assumptions: expected volatility of 40%, risk-free interest rate of 6% and expected life of 10 years. The value of these warrants was recorded as a long-term asset, which is being amortized over the capital lease term of 4 years. Such amortization amounted to $17,000, $11,000 and $11,000 during the years ended December 31, 2001, 2000 and 1999, respectively. On the effective date of the company's IPO all outstanding preferred stock was converted to common stock. These warrants were exercised in 2000 in exchange for common stock. There were no outstanding warrants as of December 31, 2001.

The Company has established letters of credit totaling $1,397,000 for the benefit of the Company's office space lessor and credit card processor. These letters of credit are collateralized by certificates of deposit amounting to $1,397,000. As of December 31, 2001, no amounts were outstanding under these letters of credit.

The Company and certain of its officers and directors, as well as certain of the underwriters from the Company's initial public offering were named as defendants in a class action shareholder complaint filed in the United States District Court for the Southern District of New York and captioned *Felzen v. Extensity, Inc. et al., Case No. 01-CV-11246.* The plaintiffs seek unspecified monetary damages and other relief. The Company believes these charges to be without merit and therefore, has not accrued any amounts in connection with this matter.

6. Debt

In March 1998, the Company entered into a loan and security agreement with a lender for $3,500,000. Borrowings under this loan accrued interest at an average rate of 11.4% per annum and matured through December 31, 2001. The agreement provided the lender with the right to exercise warrants to purchase 137,878 shares of Series D preferred stock at an exercise price of $3.30 per share. The Company recorded the loan at a discount of approximately $265,000, which was allocated to the warrants. The debt discount was calculated in accordance with the provisions of APB No. 14, *"Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrant".* The fair value of the warrants was estimated on the date of grant using the Black-Scholes valuation model with expected volatility of 40%, risk-free interest of 6% and expected life of 10 years. Amortization of the debt discount was recorded as interest expense and amounted to $36,000, $88,000 and $88,000 for the years ended December 31, 2001, 2000 and 1999. On the effective date of the company's IPO all outstanding preferred stock was converted to common stock. These warrants were exercised in 2000 in exchange for common stock. There were no outstanding warrants as of December 31, 2001. The loan was repaid in full during fiscal 2001.

7. Mandatorily Redeemable Convertible Preferred Stock and Preferred Stock Warrants

Mandatorily Redeemable Convertible Preferred Stock

Mandatorily Redeemable Convertible Preferred Stock consists of the following (in thousands except share data):

	Outstanding Shares	Amount
Balance at December 31, 1998	10,361,729	21,269
Issuance of Series E preferred stock	3,732,820	22,379
Issuance of Series F preferred stock	500,000	4,500
Series F beneficial conversion feature	—	1,500
Balance at December 31, 1999	14,594,549	49,648
Conversion to common stock	(14,594,549)	(49,648)
Balance at December 31, 2000	—	$ —

On December 16, 1999, the Company sold 500,000 shares of its Series F Preferred Stock at a price of $9.00 per share for gross proceeds of $4.5 million in cash to an investor. The difference between the deemed fair value of the series F preferred stock of $12.00 and the price per share of $9.00 was deemed to be a beneficial conversion feature analogous to a dividend to the preferred stockholders as prescribed under the provisions of EITF 98-5, "*Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios*". The value of the beneficial conversion feature of $1.5 million was recognized immediately at the date of issuance as the preferred stockholders had the right to convert their preferred shares at their option.

On January 27, 2000, the SEC declared effective the Company's Registration Statement on Form S-1. Pursuant to this Registration Statement, the Company completed an initial public offering ("IPO") of 4,600,000 shares of its common stock (including 600,000 shares sold pursuant to the exercise of the Underwriters' over-allotment option) at an initial offering price of $20.00 per share (the "Offering"). All preferred stock was converted to common stock on the effective date of the company's IPO. Each share of Series A, B, C, D, E, and F preferred stock was converted into common stock at the option of the stockholder on a one-for-one basis, subject to certain adjustments. Holders of preferred stock received one vote for each share of common stock into which such shares were converted.

Preferred Stock Warrants Issued in Connection with Financings

On January 29, 1997, the Company entered into a loan and security agreement with a bank. During fiscal 1997, $250,000 was drawn on the loan and was repaid in the same year. This loan expired on June 15, 1997. In conjunction with this loan agreement, the Company issued to the lender a warrant to purchase 23,585 shares of Series B preferred stock at an exercise price per share of $1.59. The Company recorded the loan at a discount of $24,000 which was allocated to the warrant and amortized as interest expense during 1997. The fair value of the warrant was estimated on the date of grant using the Black-Scholes valuation model with expected volatility of 60%, risk-free interest of 5.50% and expected life of 5 years. On the effective date of the company's IPO all outstanding preferred stock was converted to common stock. These warrants were exercised in 2000 in exchange for common stock. There were no outstanding warrants in connection with this transaction as of December 31, 2001.

During 1998, the Company entered into financing agreements with a financial institution (see Note 6). In conjunction with these transactions, the Company issued to the financial institution warrants to purchase shares of Series D preferred stock at an exercise price of $3.30 per share. On the effective date of the company's IPO all outstanding preferred stock was converted to common stock. These warrants were exercised in 2000 in exchange for common stock. There were no outstanding warrants in connection with this transaction as of December 31, 2001.

8. Common and Preferred Stock

During 2000, the Company's Board of Directors approved an amendment to the Company's Certificate of Incorporation to increase the number of its authorized shares of common stock to 75,000,000 and authorized 5,000,0000 shares of preferred stock.

During the year ended December 31, 1999, the Company loaned to three officers an aggregate of $230,000 to exercise options to purchase 933,439 shares of the Company's common stock. The officers paid $193,750 in cash in conjunction with these exercises. A promissory note of $100,000 to one of the officers, bearing interest at 4.77% and due on February 28, 2004 was repaid in full, including interest of $3,000, in November of 1999. The notes of the other two officers bear interest at 5.87%, are due on July 16, 2004 and are collateralized by their personal assets.

During the year ended December 31, 2000, the Company loaned $250,000 to an officer to exercise options to purchase 90,000 shares of the Company's stock. The officer paid $560,000 in cash in conjunction with this exercise. The promissory note is due January 17, 2005 and bears interest at a rate of 6.12% per annum and is collateralized by the officer's personal assets.

Common Stock Warrants

In October of 2000, The Company granted warrants to a service provider to purchase 20,000 shares of the Company's common stock at an exercise price of $14.50 per share. These warrants vest ratably over a two-year period and expire in October 2007. The Company is accounting for these warrants under the variable accounting provisions of FIN 44. The charge for fiscal 2001 and 2000 amounted to $66,000 and $10,500, respectively, using the Black Scholes valuation model with the following variables: expected volatility of 90%, risk free interest of 6% and expected life of 7 years. The warrants were not exercised as of December 31, 2001.

9. Stock Options

1996 Stock Option Plan

In 1996, the Company adopted the 1996 Stock Option Plan (the 1996 Plan) under which eligible employees, directors, and consultants can receive options to purchase shares of the Company's common stock at a price generally not less than 100% of the fair value of the common stock on the date of the grant for incentive stock options and nonstatutory stock options. The 1996 Plan, as amended through December 31, 2001, allows for the issuance of a maximum of 8,960,462 shares of the Company's common stock and an annual replenishment of the shares of common stock authorized for issuance there under equal to the lesser of (a) 1,300,000 shares, (b) 4% of the outstanding shares on such date or (c) a lesser amount to be determined by the Board. The options granted under the 1996 Plan vest according to varying schedules determined by the 1996 Plan Administrator, currently the Board of Directors. Options generally vest over four years and expire ten years from the date of grant.

2000 Nonstatutory Stock Option Plan

In August 2000, the Board of Directors adopted the 2000 Nonstatutory Stock Option plan (the 2000 Plan) under which eligible employees can receive options to purchase shares of the Company's common stock at a price generally not less than 100% of the fair value of the common stock on the date of grant for non statutory options. The 2000 Plan as amended through December 31, 2001, allows for a maximum of 3,394,845 shares of the Company's common stock and an annual replenishment of the shares of common stock authorized for issuance on the first day of the Company's fiscal year (the "calculation date") beginning on January 1, 2002, equal to 4% of the outstanding shares on the calculation date. The Board may act, prior to the first day of any fiscal year of the Company, to increase the share reserve by such number of shares as the Board shall determine, which number shall be less than 4% of the outstanding shares on the calculation date. The options granted under the 2000 Plan vest according to varying schedules determined by the 2000 Plan Administrator. Options generally vest over four years and expire ten years from the date of grant. The 2000 plan explicitly excludes Officers and Directors, however, the company may grant Options to Officers in connection with the Officer's initial employment.

A summary of the activity under the 1996 and 2000 Plans since inception is set forth below:

	Options Outstanding		
	Number of Shares	Price Per Share	Aggregate Price
			(In thousands)
Balance at December 31, 1997	1,012,923	$0.100 – $ 0.160	$ 149
Options granted	1,066,500	$0.160 – $ 0.330	280
Options exercised	(357,001)	$0.100 – $ 0.160	(53)
Options forfeited	(115,874)	$0.100 – $ 0.160	(18)
Balance at December 31, 1998	1,606,548	$0.050 – $ 0.330	359
Options granted	3,495,872	$0.330 – $ 9.000	6,336
Options exercised	(1,855,091)	$0.050 – $ 1.500	(623)
Options forfeited	(304,747)	$0.160 – $ 9.000	(134)
Balance at December 31, 1999	2,942,582	$0.100 – $ 9.000	5,938
Options granted	2,959,950	$5.375 – $38.813	46,853
Options exercised	(432,966)	$0.100 – $ 9.000	(1,068)
Options forfeited	(381,127)	$0.100 – $38.813	(2,205)
Balance at December 31, 2000	5,088,439	$0.100 – $38.813	49,504
Options granted	3,398,950	$2.150 – $ 9.090	13,935
Options exercised	(414,009)	$0.100 – $ 7.500	(446)
Options forfeited	(3,039,429)	$0.160 – $38.813	(41,422)
Balance at December 31, 2001	5,033,951	$0.160 – $37.250	$ 21,571

The following table summarizes information with respect to stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercisable Price
$0.160 – $ 1.500	1,066,993	7.22	$ 0.635	394,591	$ 0.611
$2.150 – $ 2.280	1,995,638	9.94	$ 2.275	290,626	$ 2.280
$2.450 – $ 8.820	1,405,107	7.87	$ 6.417	421,624	$ 6.931
$9.000 – $37.250	566,213	8.38	$12.954	230,318	$12.498
$0.160 – $37.250	5,033,951	8.61	$ 4.285	1,337,159	$ 5.339

The Plans allows certain option holders to exercise their options prior to vesting. However, such exercises are subject to repurchase by the Company if not vested. The Company's repurchase right lapses over a four year period. As of December 31, 2001, 146,873 shares of common stock acquired by option holders are subject to repurchase by the Company.

The Company accounts for employee and board of director stock options in accordance with the provisions of APB No. 25 and complies with the disclosure provisions of SFAS No. 123.

Under APB No. 25, compensation expense is recognized based on the amount by which the fair value of the underlying common stock exceeds the exercise price of the stock options at the measurement date, which in the case of employee stock options is typically the date of grant. For financial reporting purposes, the Company has determined that the deemed fair market value on the date of grant of certain employee stock options issued prior to the IPO was in excess of the exercise price of the options. This amount is recorded as deferred compensation and is classified as a reduction of stockholders' equity and is amortized as a charge to operations over the vesting period of the applicable options. The vesting period is generally four years. The fair value per share used to calculate deferred compensation was derived by reference to the preferred stock values and the Company's initial public offering price range. Consequently, the Company recorded deferred stock compensation of $1,881,000 and $10,205,000 during the years ended December 31, 2000 and 1999, respectively. Amortization recognized for the years ended December 31, 2001, 2000 and 1999 totaled $509,000, $3,977,000 and $4,352,000, respectively.

The weighted average fair values of the options granted in fiscal 2001, 2000 and 1999 were $4.10, $15.83 and $1.80, respectively.

Had compensation cost for option grants to employees been determined consistent with SFAS No. 123, the Company's net loss would have been as follows (in thousands, except per share data):

	Years Ended December 31,		
	2001	2000	1999
Net Loss:			
As reported	$(25,953)	$(34,509)	$(24,889)
Pro forma net loss	$(27,765)	$(38,042)	$(24,762)
Pro forma net loss per share, basic and diluted	$ (1.16)	$ (1.79)	$ (11.14)

The above pro forma disclosures are not necessarily representative of the effects on reported income or loss for future years as additional grants are made each year and options vest over several years.

The fair value of each option grant was estimated on the date of grant using the minimum value options pricing model with the following weighted average assumptions by period:

	Years Ended December 31,		
	2001	2000	1999
Risk-free interest rate	3.7%	6.2%	5.6%
Expected volatility	108%	189%	—
Expected life (in years)	1.7	1.5	4
Dividends	—	—	—

Because the Company was not publicly traded until January 27, 2000, the date of the IPO, volatility was not considered in the determining the value of options granted to employees in the 1999.

Stock Option Exchange

Pursuant to a Tender Offer Statement filed with the SEC on May 4, 2001, employees surrendered for cancellation 1,744,400 options to purchase shares of the Company's common stock at exercise prices ranging from $5.44 to $38.81. In exchange, the Company on June 6, 2001 granted short-term options to purchase 174,440 shares of the Company's common stock at an exercise price of $8.82 covering ten percent (10%) of the number of shares that were cancelled.

The grant of short-term options was accounted for as prescribed under the provisions of FIN No. 44, "*Accounting for Certain Transactions Involving Stock Compensation*". For the twelve months ended December 31, 2001, the Company did not incur any compensation expense associated with such options.

On December 12, 2001 the Company granted new options equal to ninety percent (90%) of the number of shares that were cancelled on June 5, 2001. The number of new options actually granted on December 12, 2001, totaling 1,366,560 shares is less than the amount cancelled on June 5, 2001 as a result of employee terminations related to our restructuring plan implemented in July 2001. The exercise price of the new options is $2.28, the closing price of the Company's Common Stock on the date of grant. The new options have the same vesting schedule as the cancelled options and will expire if not exercised ten years from the grant date or earlier if employment is terminated.

The short-term options vested on December 6, 2001 and expired unexercised on March 6, 2002.

10. Employee Savings and Investment Plans

401(k) Plan

In January 1998, the Company adopted a 401(k) plan for employees. All employees who meet certain service requirements are eligible to participate. Matching contributions are at the discretion of the Company. The Company made no matching or discretionary contributions during 2001, 2000 or 1999.

Employee Stock Purchase Plan

The Company's 2000 Employee Stock Purchase Plan was adopted by the board of directors and stockholders of Extensity in November 1999 and became effective upon the closing of the IPO in January of 2000. A total of 1,235,241 shares have been reserved for issuance under the purchase plan. The purchase plan provides for automatic annual increases in the number of shares reserved for issuance under the plan in an amount equal to the lesser of 1) 1.5% of the outstanding shares on such date, 2) 500,000 shares or 3) such lesser amount as may be determined by the board. Under the purchase plan, eligible employees may purchase common stock in an amount not to exceed 15% of the employee's cash compensation. The purchase price will be 85% of the common stock fair value at the lower of certain plan-defined dates. As of December 31, 2001, there have been 428,679 shares issued and 805,910 shares reserved for future issuance.

11. Acquisition

In September of 2000, Extensity acquired all the outstanding shares of a company. The total acquisition cost was approximately $343,000 primarily comprised of $265,000 in cash, 2,500 shares of the Company's stock valued at $53,000 and approximately $25,000 in transaction costs. The transaction was accounted for as a purchase business combination. Substantially the entire purchase price was allocated to in-process research and development as technological feasibility of the acquired product had not been established and no future alternative use existed at the time of purchase. Furthermore, the acquired company had no revenues, no other tangible or intangible assets and only one employee.

12. Restructuring, Impairment Loss and Other

In response to the continuing economic slowdown, the Company implemented a restructuring plan in the third quarter of fiscal 2001 and recorded a restructuring charge of $4.5 million. The goal of the restructuring plan is to reduce costs and improve operating efficiencies in order to match the current business environment. The restructuring charge consisted of severance and benefits of $729,000 related to the involuntary termination of 70 employees. These terminations were from all functions across the Company. In addition, the Company accrued for lease costs of $2.2 million pertaining to the estimated obligations for non-cancelable lease payments for excess facilities in the United States, Europe and Australia. The Company also wrote off computer equipment and software with a net book value of $1.6 million as these assets were taken out of service because they were deemed unnecessary due to the reductions of workforce.

The following table sets forth an analysis of the components of the restructuring charge and the payments made against the accrual through December 31, 2001 (in thousands):

	Severance and Benefits	Computer Equipment and Software	Accrued Lease Costs
Restructuring provision:			
Severance and benefits	$ 729	$ —	$ —
Accrued lease costs	—	—	2,187
Property and equipment write-off	—	1,577	—
Total	729	1,577	2,187
Cash paid	(729)	—	(901)
Non-cash charges	—	(1,577)	—
Accrual balance at December 31, 2001	$ —	$ —	$1,286

The Company expects to pay the remaining obligations relating to the non-cancelable lease obligations over the remaining lease terms through 2006.

In the third quarter of 2001, the Company incurred an impairment loss of $1.3 million. This charge was attributed to the impairment of assets acquired in conjunction with building the hosted offering. These assets were written down to a level commensurate with the expected future cash flows as prescribed by SFAS No. 121 "*Accounting For the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*".

During the first quarter of 2001, the Company incurred $377,000 in connection with exploring potential merger and acquisition transactions.

13. Quarterly Financial Data (unaudited)

The following is unaudited financial data for 2001 and 2000 (amounts in thousands, except for per share amounts).

	Q4 '01	Q3 '01	Q2 '01	Q1 '01	Q4 '00	Q3 '00	Q2 '00	Q1 '00
Revenues								
License	$ 4,231	$ 4,886	$ 5,651	$ 6,022	$ 5,316	$ 4,021	$ 3,034	$ 2,225
Service and maintenance	3,657	3,174	3,480	3,780	3,470	3,005	2,299	1,498
Hosted	151	48	—	—	—	—	—	—
Total revenues	8,039	8,108	9,131	9,802	8,786	7,026	5,333	3,723
Gross profit	$ 4,884	$ 4,612	$ 5,424	$ 5,283	$ 4,433	$ 2,847	$ 1,421	$ 550
Net loss	(2,342)	(9,379)	(6,733)	(7,499)	(7,605)	(8,702)	(8,865)	(9,337)
Basic and diluted net loss per share	$ (0.10)	$ (0.39)	$ (0.28)	$ (0.32)	$ (0.33)	$ (0.38)	$ (0.39)	$ (0.56)

Market for Registrant's Common Equity and Related Stockholder Matters.

Our Common Stock commenced trading on the Nasdaq National Market on January 27, 2000 under the symbol "EXTN" following our initial public offering at an offering price of $20.00 per share. Our present policy is to retain earnings, if any, to finance future growth. We have never paid a cash dividend and do not have plans to pay cash dividends in the foreseeable future. As of December 31, 2001, there were approximately 200 stockholders of record and the price per share of our common stock was $2.18.

The following table sets forth, for the periods indicated, the high and low sales prices for our common stock as reported by the Nasdaq National Market:

	High ($)	Low ($)
Year Ended December 31, 2001		
First Quarter	9.500	4.250
Second Quarter	10.300	4.938
Third Quarter	10.090	2.475
Fourth Quarter	3.490	1.800
Year Ended December 31, 2000		
First Quarter	83.500	39.000
Second Quarter	51.500	9.500
Third Quarter	44.750	14.000
Fourth Quarter	20.750	3.781

Changes in and Disagreements with Accountants on Accounting and Financial Disclosures.

None

BOARD OF DIRECTORS	Sharam I. Sasson, Chairman of the Board of Directors and Founder Robert A. Spinner, President and Chief Executive Officer Christopher D. Brennan, Director of Extensity John R. Hummer, Managing Member of Hummer Winblad Venture Partners David A. Reed, Managing Partner of Causeway Capital Partners, L.P. Ted E. Schlein, General Partner of Kleiner, Perkins, Caufield & Byers
SENIOR MANAGEMENT	Robert A. Spinner, President and Chief Executive Officer Kenneth R. Hahn, Chief Financial Officer Elizabeth A. Ireland, Vice President of Marketing Mark K. Oney, Vice President of Engineering Donald E. Smith, Vice President of Customer Advocacy David A. Yarnold, Vice President of Worldwide Sales Jennifer H. Burt, Vice President of Human Resources
TRANSFER AGENT	Equiserve Trust Company, N.A. c/o Equiserve, Inc. P. O. Box 43010 Providence, RI 02940-3010 Phone (816) 843-4299 www.equiserve.com
INDEPENDENT ACCOUNTANTS	PricewaterhouseCoopers LLP Ten Almaden Blvd. Suite 1600 San Jose, CA 95113
LEGAL COUNSEL	Cooley Godward LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306
INVESTOR RELATIONS	Extensity welcomes inquiries from our shareholders and other interested investors. Further information on the Company may be obtained by sending us an e-mail at IR@extensity.com or contacting the blueshirt group at (415) 217-7722.
ANNUAL MEETING	The Annual Meeting of Stockholders will be held on Friday, May 31, 2002, at 9am PST in Conference Room D at 2200 Powell Street, Emeryville, CA 94608.
COMMON STOCK	Extensity Inc. common stock trades on the Nasdaq National Market under the symbol "EXTN".

Extensity®

WORLDWIDE HEADQUARTERS
2200 Powell Street, Suite 300
Emeryville, CA 94608
Tel: (510) 594-5700
www.extensity.com

EUROPEAN HEADQUARTERS
Extensity Europe Ltd.
Abbey House, Wellington Way
Weybridge, Surrey, KT13 0TT
United Kingdom
+44 (0) 1932 268720

1974-AR-02